EXHIBIT 1

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 9

Management’s Discussion and Analysis

February 10, 2016

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	MD&A	Management’s Discussion and Analysis
AIF	Annual Information Form	MFS	MFS Investment Management
ASO	Administrative Services Only	MPF	Mandatory Provident Fund
AUM	Assets Under Management	OCI	Other Comprehensive Income
CEO	Chief Executive Officer	OSFI	Office of the Superintendent of Financial Institutions
CFO	Chief Financial Officer	ROE	Return on Equity
CGU	Cash Generating Unit	SEC	United States Securities and Exchange Commission
CSF	Career Sales Force in SLF Canada	SLEECS	Sun Life ExchangEable Capital Securities
DCAT	Dynamic Capital Adequacy Testing	SLF Asia	Sun Life Financial Asia
EPS	Earnings Per Share	SLF Asset Management	Sun Life Financial Asset Management
FVTPL	Fair Value Through Profit or Loss	SLF Canada	Sun Life Financial Canada
GB	Group Benefits	SLF Inc.	Sun Life Financial Inc.
GRS	Group Retirement Services	SLF U.K.	SLF’s United Kingdom business unit
IASB	International Accounting Standards Board	SLF U.S.	Sun Life Financial United States
IFRS	International Financial Reporting Standards	SLGI	Sun Life Global Investments (Canada) Inc.
ISDA	International Swaps and Derivatives Association	SLIM	Sun Life Investment Management
MCCSR	Minimum Continuing Capital and Surplus Requirements	Sun Life Assurance	Sun Life Assurance Company of Canada

How We Report Our Results

SLF Inc. is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance. In this MD&A, SLF Inc. and its subsidiaries are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”, and also includes, where applicable, our joint ventures and associates. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2015 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2015 is not available, information available for the latest period before December 31, 2015 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., SLF Asset Management (previously reported as MFS Investment Management), SLF Asia and Corporate. Information concerning these segments is included in SLF Inc.’s annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively).

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our acquisitions of Ryan Labs Asset Management Inc. (“Ryan Labs”), Prime Advisors, Inc. (“Prime Advisors”), and the Bentall Kennedy group of companies (“Bentall Kennedy”) in 2015. SLF Asset Management includes the operations of MFS, our global asset management firm, and the operations of SLIM, our institutional investment management business. The acquisitions of Ryan Labs, Prime Advisors and Bentall Kennedy are included in SLIM.

Additional information relating to the Company can be found in SLF Inc.’s Annual Consolidated Financial Statements, Interim Consolidated Financial Statements and AIF for the year ended December 31, 2015. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the SEC in SLF Inc.‘s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in the Non-IFRS Financial Measures section of this document.

10 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (ii) statements concerning our medium-term income objective and our medium-term ROE objective which were established in March 2015 (collectively, our “medium-term financial objectives”); (iii) statements relating to productivity and expense initiatives, growth initiatives, 2016 Outlook and Priorities, and other business objectives; (iv) statements that are predictive in nature or that depend upon or refer to future events or conditions; (v) statements concerning the low interest rate environment; (vi) statements relating to cash flows, anticipated payment obligations, funding requirements and our ability to meet these obligations; (vii) statements relating to tax provisions; (viii) statements relating to risks and uncertainties; and (ix) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Corporate Developments and Actions, Assumption Changes and Management Actions, Risk Management, Capital Management, and Critical Accounting Policies and Estimates and in SLF Inc.’s 2015 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our medium-term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; changes in distribution channels or customer behaviour including risks relating to market conduct by intermediaries and agents; changes in the competitive, legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the design and implementation of business strategies; the performance of our investments and investment portfolios managed for clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The following risk factors are related to our pending acquisition of the U.S. Employee Benefits business of Assurant, Inc. and could have a material adverse effect on our financial results: (i) ability to complete the transaction as planned, including the separation and integration of the transferred business; (ii) failure of the parties to obtain necessary consents and approvals required under the definitive agreement or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (iii) our ability to realize the financial and strategic benefits of the transaction; (iv) failure to effectively or efficiently restructure and reorganize our U.S. employee benefits business after the transaction has closed; and (v) the impact of the dedication of our resources to the completion of the transaction and integration of the business and the effect the transaction may have on our continuing operations in the U.S. These risks all could have an impact on our business relationships (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 11

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of $891 billion.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our balanced and diversified set of businesses as a part of our four-pillar strategy, where we have important market positions and can leverage strengths across these pillars. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. In 2015, we made considerable progress on our strategy by focusing our resources on four key pillars for future growth:

Leader in financial protection and wealth solutions in our Canadian home market

•

During 2015, we continued to build our wealth businesses. GRS continued to be ranked #1 in market share(1), with a very strong year in defined contribution sales. In addition, Defined Benefit Solutions (“DBS”) achieved sales of $6.6 billion driven by a $5 billion ground-breaking large case longevity insurance agreement and an innovative annuity transaction of $530 million. Client Solutions pension rollover sales were also strong at $2.2 billion, increasing by 40% from 2014. In the individual wealth market, we launched our new segregated fund product, Sun Life Guaranteed Investment Funds, with sales of $259 million for the year. SLGI completed its fifth full year of operation, and continued to offer top performing funds, with 15 of the 17 mutual funds with five-year performance records exceeding the peer median(2).

•

Individual Insurance & Wealth retained its first place position in the fixed annuities and critical illness markets at 30.6% and 30.5%, respectively(3). Sales of insurance products grew 16% year-over-year while wealth sales were up 13%, driven by the CSF, which increased for the eighth consecutive year, and strong third-party channel sales activity.

•	GB maintained its leadership position as the top group life and health benefits provider in Canada for the sixth consecutive year, based on overall revenue(4).
•

Client Solutions, supporting all of our businesses, announced the development of Digital Benefits Assistant, an innovative technology-based capability that will proactively engage group plan members, deliver personalized and relevant interactions across multiple channels, and further support plan members in their goal of well-being and financial security.

•

During 2015, we made enhancements to our Group Plan member mobile app, including the launch of an Android app, to complement our iPhone app, and claims submission capabilities that leverage smartphone image capture. These investments have contributed to a 60% year-over-year increase in our app user traffic.

•

SLF Canada achieved platinum certification from Excellence Canada, the highest certification level, recognizing Canada’s best run corporations across six categories: leadership, strategy, customer experience, people engagement, process management and partners.

•	For the seventh year in a row, Canadians have voted Sun Life Financial as the “Most Trusted Life Insurance Company”, part of the Reader’s Digest’s Trusted Brand™ awards program.

Premier global asset manager, anchored by MFS

•

In 2015, we completed the acquisitions of Bentall Kennedy, Prime Advisors, and Ryan Labs. These acquisitions build out our strategy to expand our capabilities in customized fixed income solutions and alternative asset classes in SLIM, now part of our asset management pillar.

•

SLF Asset Management’s AUM were $630 billion as at December 31, 2015 compared to $501 billion as at December 31, 2014, which reflects our acquisitions in SLIM and currency impacts from the weakening Canadian dollar, partially offset by outflows in MFS and market depreciation.

•	MFS’s gross sales were US$75.8 billion and net outflows were US$15.7 billion in 2015.
•	SLIM’s net sales were $1.5 billion and AUM were $58 billion as at December 31, 2015.

(1)	As measured by Benefits Canada magazine’s 2015 CAP Suppliers Report, based on June 30, 2015 assets under administration, and released in December 2015.
(2)	Morningstar performance statistics as at December 31, 2015.
(3)	LIMRA, for the nine months ended September 30, 2015.
(4)	Fraser Group, most recently published 2015 Group Universe Report, based on revenue for the year ended December 31, 2014.

12 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Leader in U.S. group benefits and International high net worth solutions

•

On September 9, 2015, we entered into an agreement to acquire Assurant, Inc.’s U.S. Employee Benefits business (“Assurant EB”). The acquisition will increase scale in our life and disability business, add a leading dental business with the second largest dental provider network in the U.S., and accelerate the development of our worksite voluntary business. The acquisition also includes Disability Reinsurance Management Services, a business that provides turnkey disability management capabilities to third-party carriers. The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

•

In U.S. Group Benefits, the expense, claims management and pricing actions initiated in 2014 and continued throughout 2015 improved the profitability of our U.S. life and disability business. Our U.S. medical stop-loss business continued to generate strong, profitable growth in 2015, reflecting increased sales and business in-force, and strong margins. Stop-loss results benefited from our strong leadership position, enhanced underwriting tools and expanded distribution.

•

We continued to invest in our U.S. Group Benefits business in 2015, adding new capabilities to serve larger customers, complementing our strength in the small and middle market segments. We also increased our presence on private exchanges, and now participate on nine exchanges.

•

In International, we re-focused the business on the life insurance segment, where there is greater opportunity to achieve growth and profitability and where we will continue to deliver a strong value proposition to our customers that aligns strategically to our core competencies. At the same time, the International wealth business was closed to new sales in December 2015.

Growing Asia through distribution excellence in higher growth markets

•

We are strengthening our presence in Asia through agreements to increase our joint venture ownership in PVI Sun Life Insurance Company Limited (“PVI Sun Life”) in Vietnam, which was completed on January 7, 2016, and Birla Sun Life Insurance Company Limited (“BSLI”) in India, which is expected to close by the end of the first quarter of 2016, to 75% and 49%, respectively.

•

We celebrated 120 years of business as a leading life insurance company in the Philippines. According to figures released by the country’s Insurance Commission, our Philippines operation has the leadership position among all life insurers in the Philippines based on premium income(1).

•	In SLF Asia, sales from both individual insurance and wealth have increased compared to 2014.

In targeting these four pillars of growth, we are focused on products that have superior growth characteristics, strong product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. The maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.
•	Innovation – We listen to our customers to provide them with a better experience through innovative products and exceptional service.

Recognition

•

For the seventh consecutive year, SLF Inc. has been named among the 2015 Global 100 Most Sustainable Corporations in the World (the “Global 100”), announced during the World Economic Forum in Davos, Switzerland. We are one of nine Canadian companies across all sectors, and the top-ranked North American insurance company to make the Global 100.

•

Sun Life Financial was one of twelve Canadian companies selected for the new Standard & Poor’s Long Term Value Creation Global Index. The new index, launched in January 2016, is comprised of approximately 250 stocks that have the potential to create long-term value based on sustainability criteria and financial quality.

•

The Globe and Mail’s Board Games ranked Sun Life Financial #1 with a score of 99 out of a possible 100 points in the 2015 annual rating of governance practices of Canadian Boards of Directors compiled by the Report on Business.

Corporate Developments and Actions

The following developments and actions occurred since January 1, 2015.

SLF Asset Management

On April 2, 2015, we completed the acquisition of Ryan Labs, a New York-based asset manager specializing in liability-driven investing.

On July 31, 2015, we completed the acquisition of Prime Advisors, a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies.

On September 1, 2015, we completed the acquisition of Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.

(1)	Based on figures released in 2015 by the Insurance Commission in the Philippines based on premium income in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 13

SLF U.S.

On September 9, 2015, we entered into an agreement with Assurant, Inc. to acquire its U.S. Employee Benefits business for a cash consideration of US$940 million which consists of a ceding commission and a payment for the acquisition of direct subsidiaries. The transaction will add new capabilities and increase the size of our SLF U.S. business segment.

•

We expect the acquisition to be accretive in 2016, excluding transaction and integration costs, and we estimate an accretion of $0.17 per share to earnings in 2019 including expected pre-tax run-rate synergies of US$100 million at the end of 2019(1)

•	The pre-tax transaction and integration related costs are expected to be US$160 million(1)

The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions. For additional information, refer to Note 3 in our 2015 Annual Consolidated Financial Statements.

In December 2015, we closed our International wealth business to new sales. We re-focused the business on the life insurance segment, where we expect to achieve stronger growth and profitability.

SLF Asia

On January 7, 2016, we increased our ownership interest in PVI Sun Life Insurance Company Limited, from 49% to 75%, by acquiring an additional 26% of the charter capital of PVI Sun Life.

On December 2, 2015, we entered into an agreement to increase our ownership in Birla Sun Life Insurance Company Limited, from 26% to 49% by acquiring an additional 23%, the maximum permitted under foreign ownership rules in India, for a consideration of approximately $340 million. This transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

Common Share Dividend Activity

SLF Inc. increased its dividend in the second and fourth quarters of 2015 and paid common shareholder dividends of $1.51 per common share in 2015, compared to $1.44 paid in 2014. In 2015, SLF Inc. issued approximately 2 million shares from treasury under its Canadian Dividend Reinvestment and Share Purchase Plan.

Share Repurchase Program

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it was authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015, and subsequently the normal course issuer bid was not renewed. During 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million. During 2014, SLF Inc. repurchased and cancelled 0.9 million common shares at a total cost of $39 million.

Financing Arrangements

On June 30, 2015, 6.0 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R of SLF Inc. (“Series 8R Shares”) were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR of SLF Inc. (“Series 9QR Shares”) through a shareholder option, on a one-for-one basis. After the conversion, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 16 in our Annual Consolidated Financial Statements.

On September 25, 2015, SLF Inc. issued $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. The net proceeds will be used to partially fund the acquisition of Assurant EB and may also be used for general corporate purposes.

On November 23, 2015, SLF Inc. redeemed all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating Debentures (“the Series A Senior Debentures”) due 2035 in accordance with the terms of the Series A Senior Debentures.

On December 15, 2015, the US$150 million principal amount of Subordinated Unsecured 7.25% Debentures due 2015 issued by Sun Canada Financial Company matured and was repaid.

Outlook

We expect global growth to be modest in 2016, with volatile market conditions and interest rates remaining in a low range. Most developed economies have stabilized but emerging economies are slowing. Significant declines in commodity prices have led to stress in related industries and increased market volatility. An extended period of weak commodity prices is likely to cause these pressures to intensify. Some key themes that are likely to drive markets in 2016 are the normalization of U.S. monetary policy while the vast majority of other countries are still easing, adjustments to oil’s oversupply, slowing growth in China and potential market imbalances caused by the extremely accommodative policies of central banks globally. The capital framework for Canadian insurers, regulations in the Canadian wealth industry and the Asian insurance industry continue to evolve as governments take on more active roles in consumer protection.

We will continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. In North America, the aging of the population and modest economic growth are expected to continue to drive the demand for greater security and protection of retirement savings. We will respond to this demand with retirement income solutions across various distribution and technology platforms. We will continue to observe the shift in responsibility for funding health and retirement needs from governments and employers to individuals, which has created new opportunities for group and voluntary benefits including the medical stop-loss insurance market in the U.S. We will continue to target higher growth markets in Asia, where we are present in seven markets. With the younger populations and rapidly growing middle class in Asian markets, demand for protection and wealth accumulation products continues to increase. All of these trends are expected to support demand for the pension, savings and health care solutions provided by life insurance companies. Volatile equity markets have resulted in the demand for sophisticated investment and risk management solutions through asset management products. We believe that our asset management businesses will benefit from this environment.

(1)	See the sections in this MD&A under the headings Non-IFRS Financial Measures and Forward-looking Statements.

14 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Financial Objectives

Our 2015 overall company financial objectives, as updated in 2013, were operating net income of $1.85 billion and operating ROE of 12%-13%. Our 2015 results exceeded our net income objective with operating net income of $2.25 billion, and we achieved our objective with an ROE of 12.6%.

At our March 5, 2015 Investor Day, we provided updated medium-term financial objectives to achieve average annual underlying EPS growth of 8%-10% per annum, underlying ROE of 12%-14%, and a common share dividend payout ratio of 40%-50% of underlying net income. Our ability to achieve our medium-term financial objectives is dependent on the Company’s success in achieving the growth initiatives and business objectives that were described at our March 5, 2015 Investor Day and on certain key assumptions that include:

(i)	a modest increase in interest rates, broadly in line with the forward yield curve;
(ii)	average equity market growth of 8% per annum, in line with long-term experience;
(iii)	credit experience within best estimate actuarial assumptions;
(iv)	no significant changes in regulatory capital requirements;
(v)	no significant changes to our effective tax rate;
(vi)	no significant change in the number of shares outstanding; and
(vii)	other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes.

Our medium-term financial objectives are also based on best estimate actuarial assumptions at the time the objectives were established. The Company’s underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% assumes that economic conditions and the Company’s results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. Our dividends are subject to the approval of the Company’s Board of Directors at each quarter and SLF Inc.’s compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section in this MD&A under the heading Forward-looking Statements. Our medium-term financial objectives do not constitute guidance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 15

Financial Highlights

($ millions, unless otherwise noted)	2015	2014	2013(2)
Net income (loss)
Operating net income (loss)(1)	2,253	1,920	1,943
Reported net income (loss)	2,185	1,762	1,696
Underlying net income (loss)(1)	2,305	1,816	1,581
Diluted EPS ($)
Operating EPS (diluted)(1)	3.68	3.13	3.21
Reported EPS (diluted)	3.55	2.86	2.78
Underlying EPS (diluted)(1)	3.76	2.96	2.61
Reported basic EPS ($)	3.57	2.88	2.81
Dividends per common share	1.51	1.44	1.44
Dividend payout ratio(3)	43%	50%	nm	(4)
Dividend yield	3.6%	3.7%	4.6%
MCCSR ratio(5)	240%	217%	219%
Return on equity (%)
Operating ROE(1)	12.6%	12.2%	nm	(6)
Underlying ROE(1)	12.8%	11.6%	n/a
Premiums and deposits
Net premium revenue	10,395	9,996	9,639
Segregated fund deposits	12,047	9,249	8,470
Mutual fund sales(1)	76,551	66,619	65,030
Managed fund sales(1)	31,079	29,868	39,965
ASO premium and deposit equivalents(1)	7,078	6,748	5,973
Total premiums and deposits(1)	137,150	122,480	129,077
Assets under management
General fund assets	155,413	139,419	123,390
Segregated fund assets	91,440	83,938	76,141
Mutual fund assets(1)	296,438	240,397	199,925
Managed fund assets and other AUM(1)	348,041	270,688	240,381
Total AUM(1)	891,332	734,442	639,837
Capital
Subordinated debt and innovative capital instruments(7)	3,189	2,865	3,099
Participating policyholders’ equity	168	141	127
Total shareholders’ equity	21,250	18,731	17,227
Total capital	24,607	21,737	20,453
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	The 2013 results are from the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(3)	See Capital and Liquidity Management – Shareholder Dividends section in this MD&A for further information regarding dividends.
(4)	This measure is not meaningful as our Dividend payout ratio of 93% disclosed in 2013 was based on reported net income including Continuing Operations and Discontinued Operations. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(5)	MCCSR ratio of Sun Life Assurance.
(6)	This measure is not meaningful as our Operating ROE of 14.8% disclosed in 2013 was from Continuing Operations and Discontinued Operations, which is not comparable given the change in the composition of the business. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(7)	Innovative capital instruments consist of SLEECS which qualify as capital for Canadian regulatory purposes. For additional information, see the section in this MD&A under the heading Capital and Liquidity Management – Capital.

16 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

Operating net income (loss) and financial measures based on operating net income (loss), including operating EPS or operating loss per share, and operating ROE, are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on MFS’s share-based payment awards; (iii) acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions, previously reported as restructuring and other related costs(1)); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. In 2013, operating net income also excluded impacts related to the sale of our U.S. Annuity Business(2), consisting of the loss on sale, related assumption changes and management actions, and related restructuring costs. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS, and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income, and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading 2015 Consolidated Results of Operations in the Financial Performance section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, ASO premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM, assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss) operating EPS and underlying EPS, and provide a reconciliation to our reported net income (loss) and reported EPS based on IFRS for 2015, 2014 and 2013. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2015 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2015 Performance.

(1)

Beginning in the third quarter of 2015, we renamed the operating adjustment Acquisition, integration and restructuring costs from Restructuring and other related costs to accommodate acquisition and integration adjustments arising from our 2015 activities.

(2)	Information on the sale of our U.S. Annuity Business is provided in this MD&A under the heading Financial Performance – Discontinued Operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 17

Reconciliation of Select Net Income Measures

($ millions, unless otherwise noted)	2015	2014	2013(1)
Reported net income	2,185	1,762	1,696
After-tax gain (loss) on adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	21	(7)	38
Fair value adjustments on MFS’s share-based payment awards	(9)	(125)	(229)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(27)
Acquisition, integration and restructuring costs(2)	(80)	(26)	(29)
Total adjusting items	(68)	(158)	(247)
Operating net income	2,253	1,920	1,943
Net equity market impact	(128)	44	76
Net interest rate impact	65	(179)	86
Net increases (decreases) from changes in the fair value of real estate	20	12	30
Market related impacts	(43)	(123)	192
Assumption changes and management actions	(9)	227	170
Total adjusting items	(52)	104	362
Underlying net income	2,305	1,816	1,581
Reported EPS (diluted) ($)	3.55	2.86	2.78
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.03	(0.01)	0.06
Fair value adjustments on MFS’s share-based payment awards ($)	(0.01)	(0.21)	(0.38)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	–	–	(0.05)
Acquisition, integration and restructuring costs ($)	(0.13)	(0.04)	(0.05)
Impact of convertible securities on diluted EPS ($)	(0.02)	(0.01)	(0.01)
Operating EPS (diluted) ($)	3.68	3.13	3.21
Market related impacts ($)	(0.07)	(0.20)	0.32
Assumption changes and management actions ($)	(0.01)	0.37	0.28
Underlying EPS (diluted) ($)	3.76	2.96	2.61
(1)	The 2013 results are of the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	Beginning in the third quarter of 2015, we renamed the operating adjustment Acquisition, integration and restructuring costs from Restructuring and other related costs to accommodate acquisition and integration adjustments arising from our 2015 activities.

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	2015	2014	2013
Revenues	19,274	25,764	13,874
Constant Currency Adjustment	1,587	–	(737)
FV Adjustment	(1,961)	6,172	(4,220)
Reinsurance in SLF Canada’s GB Operations	(4,684)	(4,565)	(4,431)
Adjusted revenue	24,332	24,157	23,262

18 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	2015	2014	2013
Premiums and deposits	137,150	122,480	129,077
Constant Currency Adjustment	15,081	–	(7,837)
Reinsurance in SLF Canada’s GB Operations	(4,684)	(4,565)	(4,431)
Adjusted premiums and deposits	126,753	127,045	141,345

MFS pre-tax operating profit margin ratio. This ratio is a measure of the underlying profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Financial Performance

2015 Consolidated Results of Operations

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

Net Income

Our reported net income was $2,185 million for 2015, compared to $1,762 million in 2014. Operating net income was $2,253 million for 2015, compared to $1,920 million in 2014. Underlying net income was $2,305 million, compared to $1,816 million in 2014.

Operating ROE and underlying ROE for 2015 were 12.6% and 12.8%, respectively, compared to 12.2% and 11.6%, respectively, in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 19

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2015 and 2014.

($ millions, after-tax)	2015	2014
Reported net income	2,185	1,762
Certain hedges that do not qualify for hedge accounting in SLF Canada	21	(7)
Fair value adjustments on MFS’s share-based payment awards	(9)	(125)
Acquisition, integration and restructuring costs(1)	(80)	(26)
Operating net income(2)	2,253	1,920
Equity market impact
Impact from equity market changes	(99)	45
Basis risk impact	(29)	(1)
Equity market impact(3)	(128)	44
Interest rate impact
Impact from interest rate changes	3	(195)
Impact of credit spread movements	33	(5)
Impact of swap spread movements	29	21
Interest rate impact(4)	65	(179)
Increases (decreases) from changes in the fair value of real estate	20	12
Market related impacts	(43)	(123)
Assumption changes and management actions	(9)	227
Underlying net income(2)	2,305	1,816
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	164	125
Mortality	29	(38)
Morbidity	–	(80)
Credit	72	48
Lapse and other policyholder behaviour	(14)	(44)
Expenses	(86)	(100)
Other	2	8
Other items(6)	–	29
(1)	In 2015, Acquisition, integration and restructuring costs consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $17 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs as well as our pending acquisition of Assurant EB. In 2014, restructuring costs consisted of transition costs of $26 million related to the sale of our U.S. Annuity Business.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(3)	Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In 2014, Other items included non-recurring tax benefits pertaining to SLF U.K. and MFS.

Our reported net income for 2015 and 2014 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $68 million in 2015, compared to a reduction of $158 million in 2014. In addition, our operating net income for the year ended December 31, 2015 increased by $200 million as a result of the favourable impact of the weakening Canadian dollar relative to the average exchange rates in 2014.

Our underlying net income for 2015 and 2014 adjusts for market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $52 million in 2015, compared to an increase of $104 million in the same period in 2014.

Net income in 2015 also reflected favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses and lapse and other policyholder behaviour.

Net income in 2014 also reflected gains from investment activity on insurance contract liabilities, favourable credit experience and business growth. This was partially offset by unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience.

20 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $891.3 billion as at December 31, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $156.9 billion between December 31, 2015 and December 31, 2014 resulted primarily from:

(i)	an increase of $111.3 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	$52.3 billion increase from the acquisition of Ryan Labs, Prime Advisors and Bentall Kennedy; and
(iii)	business growth and other of $8.4 billion; partially offset by
(iv)	net outflows of mutual, managed and segregated funds of $12.2 billion;
(v)	a decrease of $2.0 billion from the change in value of FVTPL assets and liabilities; and
(vi)	unfavourable market movements on the value of mutual funds, managed funds and segregated funds of $0.9 billion.

General fund assets were $155.4 billion at December 31, 2015, up $16.0 billion from December 31, 2014. The increase in general fund assets was primarily attributable to:

(i)	an increase of $10.8 billion from a weakening Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(ii)	business growth of $7.2 billion; partially offset by
(iii)	a decrease of $2.0 billion from the change in value of FVTPL assets and liabilities.

Segregated fund assets were $91.4 billion as at December 31, 2015, compared to $83.9 billion as at December 31, 2014. The increase in segregated fund assets was primarily due to net sales of $2.8 billion, favourable currency impact from the weakening Canadian dollar of $2.4 billion and favourable market movement of $2.3 billion.

Mutual funds, managed funds and other AUM increased to $644.5 billion, $133.4 billion higher than as at December 31, 2014. The increase was mainly driven by $98.1 billion of favourable currency impact from the weakening Canadian dollar, an increase of $52.3 billion from the acquisition of Ryan Labs, Prime Advisors and Bentall Kennedy and business growth of $1.0 billion, partially offset by net outflows of $15.1 billion and unfavourable market movements of $3.2 billion.

Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities balances before Other policy liabilities and assets of $103.7 billion as at December 31, 2015 increased by $8.5 billion compared to December 31, 2014, mainly due to currency impact from the weakening Canadian dollar and balances arising from new policies, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $21.3 billion as at December 31, 2015, compared to $18.7 billion as at December 31, 2014. The $2.6 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2,285 million in 2015, before preferred share dividends of $100 million;
(ii)	an increase of $1,645 million from the weakening of the Canadian dollar relative to foreign currencies; and
(iii)	proceeds of $88 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $34 million issued as consideration for business acquisition, $44 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(iv)	common share dividend payments of $918 million;
(v)	common share repurchases of $212 million;
(vi)	net change in AFS assets in OCI of $298 million; and
(vii)	changes in liabilities for defined benefit plans in OCI of $49 million.

Revenue

Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and currency changes on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 21

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

Revenue ($ millions)	2015	2014	2013
Premiums
Gross
Life insurance	7,462	7,003	6,882
Health insurance	6,474	5,916	5,451
Annuities	2,888	2,580	2,739
	16,824	15,499	15,072
Ceded
Life insurance	(1,962)	(1,698)	(1,785)
Health insurance	(4,093)	(3,803)	(3,646)
Annuities	(374)	(2)	(2)
	(6,429)	(5,503)	(5,433)
Net premiums	10,395	9,996	9,639
Net investment income (loss)
Interest and other investment income	5,288	4,941	4,594
Fair value and foreign currency changes on assets and liabilities	(1,961)	6,172	(4,220)
Net gains (losses) on AFS assets	228	202	145
	3,555	11,315	519
Fee income	5,324	4,453	3,716
Total revenue	19,274	25,764	13,874
Adjusted revenue(1)	24,332	24,157	23,262
(1)	Represents a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures.

Revenue of $19.3 billion in 2015 was down $6.5 billion from revenue of $25.8 billion in 2014. The decrease was primarily driven by decreases in the fair value of FVTPL assets and lower net premium revenue in SLF U.S., partially offset by favourable currency impact from the weakening Canadian dollar, higher net premium revenue in SLF Canada and SLF Asia, and increased fee income in SLF Asset Management and SLF Canada. The weakening of the Canadian dollar relative to average exchange rates in 2014 increased revenue by $1.4 billion. Adjusted revenue in 2015 was $24.3 billion, an increase of $0.1 billion from 2014. The increase in adjusted revenue was primarily attributable to increased net premium revenue in SLF Canada and SLF Asia, and higher fee income in SLF Asset Management and SLF Canada, partially offset by lower net premium revenue in SLF U.S. primarily due to lower International sales.

Gross premiums were $16.8 billion in 2015, up from $15.5 billion in 2014. The increase of $1.3 billion in gross premiums was primarily driven by favourable currency impact from the weakening Canadian dollar, increases in GRS, GB and Individual Insurance in SLF Canada, and Hong Kong in SLF Asia, partially offset by decreases in SLF U.S.

Ceded premiums in 2015 were $6.4 billion, compared to $5.5 billion from 2014. The increase of $0.9 billion was primarily attributable to increases in SLF Canada, SLF U.S., Run-off Reinsurance and favourable currency impact from the weakening Canadian dollar. The impact of the ceded premiums in 2015 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statements of Operations.

Net investment income in 2015 was $3.6 billion, down $7.7 billion from $11.3 billion in 2014. The decrease in net investment income was primarily due to decreases in the fair value of FVTPL assets compared to net gains in the prior year, across the Company.

Fee income was $5.3 billion in 2015, compared to $4.5 billion in 2014. The increase was driven by favourable currency impact from the weakening Canadian dollar, and increased fee income in SLF Asset Management, SLF Canada and SLF Asia.

22 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Premiums and Deposits

Premiums and deposits were $137.2 billion in 2015, compared to $122.5 billion in 2014, primarily attributable to $15.1 billion favourable currency impact from the weakening Canadian dollar. Adjusted premiums and deposits of $126.8 billion in 2015 decreased $0.2 billion compared to 2014. The decrease was largely driven by lower fund sales in MFS and decreased net premium revenue in SLF U.S., partially offset by fund sales in SLIM, increased net premium revenue and fund sales in SLF Canada and SLF Asia, and higher segregated fund deposits in GRS in SLF Canada.

($ millions)	2015	2014	2013
Premiums and Deposits
Net premium revenue	10,395	9,996	9,639
Segregated fund deposits	12,047	9,249	8,470
Mutual fund sales(1)	76,551	66,619	65,030
Managed fund sales(1)	31,079	29,868	39,965
ASO premium and deposit equivalents(1)	7,078	6,748	5,973
Total premiums and deposits(1)	137,150	122,480	129,077
Adjusted premiums and deposits(1)(2)	126,753	127,045	141,345
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures.

Net life, health and annuity premiums were $10.4 billion in 2015, up $0.4 billion from 2014. The weakening of the Canadian dollar relative to average exchange rates in 2014 increased net premiums by $710 million.

Segregated fund deposits were $12.0 billion in 2015, compared to $9.2 billion in 2014. The change was largely attributable to increase in GRS in SLF Canada, and favourable currency impact from the weakening Canadian dollar, partially offset by decrease in SLF Asia.

Sales of mutual funds and managed funds were $107.6 billion in 2015, compared to $96.5 billion in 2014, mainly driven by favourable currency impact from the weakening Canadian dollar and higher fund sales in SLIM, SLF Canada and SLF Asia, partially offset by lower fund sales in MFS.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International(1). In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries, joint ventures and associates based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam(2); wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional clients.

($ millions)	2015	2014	2013
Life and health sales(1)
SLF Canada	836	843	670
SLF U.S.	801	774	812
SLF Asia	535	451	398
Total life and health sales	2,172	2,068	1,880
Wealth sales(1)
SLF Canada(2)	14,621	13,791	8,805
SLF U.S.	569	935	1,014
SLF Asia	7,070	5,648	5,851
Total wealth sales excluding SLF Asset Management	22,260	20,374	15,670
SLF Asset Management sales(1)	100,523	91,112	98,811
Total wealth sales	122,783	111,486	114,481
Large case longevity insurance sale(1)(3) - SLF Canada	5,260	—	—
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	In 2014, SLF Canada wealth sales included sales from SLIM Inc. of $25 million.
(3)	Represents the transfer of longevity risk of BCE Inc.’s Bell Canada pension plan.

Total Company life and health sales were $2,172 million in 2015, compared to $2,068 million in 2014.

•	SLF Canada life and health sales were $836 million in 2015, compared to $843 million in 2014, primarily due to lower sales in GB, partially offset by increased sales in Individual Insurance & Wealth.
•	SLF U.S. life and health sales were $801 million in 2015, up $27 million from 2014, driven by favourable currency impact of $109 million from the weakening Canadian dollar.

(1)	The International wealth business was closed to new sales in December 2015.
(2)	We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 23

•

SLF Asia life and health sales were $535 million in 2015, compared to $451 million in 2014, mainly reflecting favourable currency impact of $54 million from the weakening Canadian dollar and strong sales growth in Malaysia, the Philippines, Vietnam and Indonesia.

Total Company wealth sales were $122.8 billion in 2015, compared to $111.5 billion in 2014.

•	SLF Canada wealth sales were $14.6 billion in 2015, compared to $13.8 billion in 2014, reflecting higher sales in the individual wealth business in Individual Insurance & Wealth and GRS.
•

SLF U.S. wealth sales were $0.6 billion in 2015, compared to $0.9 billion in 2014, due to lower investment product sales in International, partially offset by favourable currency impact of $77 million from the weakening Canadian dollar.

•

SLF Asia wealth sales were $7.1 billion in 2015, up $1.5 billion compared to 2014, primarily driven by favourable currency impact of $0.7 billion from the weakening Canadian dollar, increased fund sales in India and higher individual wealth sales in China, partially offset by lower mutual fund sales in the Philippines and decreased MPF sales in Hong Kong.

•

SLF Asset Management sales were $100.5 billion in 2015, increased $9.4 billion compared to 2014, largely due to favourable currency impact of $13.5 billion from the weakening Canadian dollar and the 2015 acquisitions of SLIM, partially offset by lower fund sales in MFS.

Benefits and Expenses

Total benefits and expenses were $16.4 billion in 2015, down $7.0 billion from $23.4 billion in 2014.

($ millions)	2015	2014
Benefits and Expenses
Gross claims and benefits paid	14,086	12,816
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	(5,419)	3,592
Commissions	2,100	1,889
Operating expenses	5,037	4,537
Other(2)	571	557
Total benefits and expenses	16,375	23,391
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2015 were $14.1 billion, up $1.3 billion from 2014 primarily as a result of the currency impact of $0.7 billion from the weakening Canadian dollar, higher claims and benefits paid in GRS and GB in SLF Canada, and Hong Kong in SLF Asia.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of $5.4 billion, decreased by $9.0 billion over 2014. The change was primarily attributable to a decrease in the fair value of assets supporting insurance contract liabilities in SLF Canada, U.S., Asia and U.K.

Commission expenses of $2.1 billion in 2015 were up $0.2 billion from 2014. The increase was mainly attributable to the currency impact of $178 million from the weakening Canadian dollar and increased commission expenses in Individual Insurance & Wealth in SLF Canada and MFS, partially offset by SLF U.S.

Operating expenses of $5.0 billion in 2015 were $0.5 billion higher than 2014. Expenses increased primarily as a result of the currency impact of $0.4 billion from the weakening Canadian dollar, increases in SLF Canada and SLIM including the 2015 acquisitions, partially offset by SLF U.S. and MFS. Additional information on operating expenses can be found in Note 19 in our 2015 Annual Consolidated Financial Statements.

Other expenses of $0.6 billion were largely unchanged from 2014.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation, and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate.

During 2015, the net impact of assumption changes and management actions resulted in a decrease of $50 million to reported net income and a decrease of $9 million to operating net income, compared to an increase of $227 million in 2014 to reported and operating net income.

24 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Assumption Changes and Management Actions by Type

2015	Full year
($ millions, after-tax)	Impact on net income	Comments

Mortality/morbidity	174	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour	(552)	Updates to reflect experience as discussed below.

Expenses	(84)	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and in the individual wealth business in SLF Canada.

Investment returns	242	Updates to various investment related assumptions. The largest items are a change to the provision for investment risk in the SLF Canada participating account and the reflection of investment strategy changes in the SLF Canada non-participating insurance business.
Model enhancements and other	170	Other changes, the largest of which are changes in reinsurance agreements and tax assumptions in the SLF U.S. insurance business, partially offset by assumption updates in SLF International wealth business which included the expense strengthening associated with closing the business to new sales.
Total impact on reported net income(1)	(50)
(1)	The impact to operating net income was a decrease of $9 million, which is presented as an adjustment to arrive at underlying net income. $41 million related to the SLF U.S. International wealth business recorded in the “Model enhancements and other” line in the table above is included in the adjustment to operating net income. Additional information is provided in the section in this MD&A under the heading Financial Performance – 2015 Consolidated Results of Operations – Net Income.

In 2015, changes in lapse and policyholder behaviour assumptions were primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at medium policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 11 in our 2015 Annual Consolidated Financial Statements.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2015. Impairment charges on intangible assets of $4 million were recognized in 2015. No impairment charges were taken as a result of this testing in 2014.

Income Taxes

In 2015, we had an income tax expense of $599 million on reported net income before taxes of $2,899 million, which resulted in an effective income tax rate of 20.7%. This compares to an income tax expense of $491 million on reported net income before taxes of $2,373 million and an effective income tax rate of 20.7% in 2014.

On an operating basis(1), in 2015, we had an income tax expense of $629 million on our operating net income before taxes of $3,044 million, representing an effective income tax rate of 20.7%. This compares to an income tax expense of $494 million on operating net income before taxes of $2,586 million and an effective income tax rate of 19.1% in 2014.

The provincial corporate tax rate increased in Alberta, Canada effective the second quarter of 2015, and as a result, our statutory tax rate increased from 26.5% to 26.75% for 2015 and future years. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%. The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

In 2015, the impacts of higher taxes on distributions from foreign subsidiaries and unrecognized tax losses were primarily offset by favourable adjustments to prior years, which resulted from resolution of tax audits and finalization of prior years’ tax returns in various jurisdictions.

In 2014 our effective income tax rate calculated on operating basis was favourably impacted by adjustments in various tax jurisdictions primarily resulting from resolution of uncertain tax positions, closure of taxation years and finalization of prior years’ income tax returns. Our effective tax rate also benefited from non-recurring tax impacts in the U.K. and MFS related to previously unrecognized tax losses and credits.

(1)	Our effective income tax rate on an operating net income basis is calculated using operating net income and income tax expense associated with operating net income.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 25

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2015	2014
Income tax expense	599	491
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	264	227
Payroll taxes	128	113
Property taxes	125	129
Goods and services tax (GST), harmonized tax (HST) and other sales taxes	85	81
Business taxes and other	13	11
Total indirect taxes	615	561
Total taxes	1,214	1,052
Reported effective income tax rate	20.7%	20.7%
Total taxes as a percentage of net income before deduction of total taxes	34.5%	35.9%
(1)	Premium taxes include investment income tax.

Discontinued Operations

On August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products, and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. For 2013, we defined our U.S. Annuity Business as “Discontinued Operations” and the remaining operations as “Continuing Operations” and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations in our 2012 and 2013 Annual Consolidated Financial Statements.

In 2013, our reported net loss from Discontinued Operations was $754 million, reflecting the disposition of our U.S. Annuity Business, and our reported net income from Combined Operations of $942 million.

There were no Discontinued Operations in 2015 or 2014. For additional information on Discontinued Operations in 2013, refer to our 2014 and 2013 Annual Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The majority of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange rate	Quarterly					Full year

	Q4’15	Q3’15	Q2’15	Q1’15	Q4’14	2015	2014
Average
U.S. Dollar	1.335	1.307	1.229	1.240	1.136	1.278	1.104
U.K. Pounds	2.025	2.025	1.882	1.878	1.797	1.953	1.818
Period end
U.S. Dollar	1.384	1.331	1.249	1.269	1.162	1.384	1.162
U.K. Pounds	2.040	2.014	1.962	1.880	1.809	2.040	1.809

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

During the fourth quarter of 2015, our operating net income increased by $63 million as a result of the favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to the average exchange rates in the fourth quarter of 2014. In addition, during 2015, our operating net income increased by $200 million as a result of the favourable impact of the weakening Canadian dollar in 2015 relative to the average exchange rates in 2014.

26 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Fourth Quarter 2015 Performance

The following table sets out the differences between our reported net income (loss), operating net income (loss) and underlying net income (loss) by business segment. Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

	Q4 2015						Q4 2014

($ millions, after-tax)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total	Total
Reported net income (loss)	210	100	177	73	(24)	536	502
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	10	—	—	—	—	10	(6)
Fair value adjustments on MFS’s share-based payment awards	—	—	(6)	—	—	(6)	1
Acquisition, integration and restructuring costs	—	(63)	—	—	(3)	(66)	(4)
Operating net income (loss)(1)	200	163	183	73	(21)	598	511
Market related impacts	(56)	15	—	7	(2)	(36)	(21)
Assumption changes and management action	(13)	(10)	—	14	(3)	(12)	172
Underlying net income (loss)(1)	269	158	183	52	(16)	646	360
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 27

Net Income

Our reported net income was $536 million in the fourth quarter of 2015, compared to $502 million in the fourth quarter of 2014. Operating net income was $598 million for the quarter ended December 31, 2015, compared to $511 million for the same period in the prior year. Underlying net income was $646 million in the fourth quarter of 2015, compared to $360 million in the fourth quarter of 2014.

Operating ROE and underlying ROE in the fourth quarter of 2015 were 12.7% and 13.8%, compared to 12.6% and 8.8% in the fourth quarter of 2014, respectively.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2015 and 2014.

	Q4’15	Q4’14
($ millions, after-tax)
Reported net income	536	502
Certain hedges that do not qualify for hedge accounting in SLF Canada	10	(6)
Fair value adjustments on MFS’s share-based payment awards	(6)	1
Acquisition, integration and restructuring costs(1)	(66)	(4)
Operating net income(2)	598	511
Equity market impact
Impact from equity market changes	(1)	(8)
Basis risk impact	(3)	(1)
Equity market impact(3)	(4)	(9)
Interest rate impact
Impact from interest rate changes	(16)	(53)
Impact of credit spread movements	(10)	19
Impact of swap spread movements	(9)	13
Interest rate impact(4)	(35)	(21)
Net increases (decreases) from changes in the fair value of real estate	3	9
Market related impacts	(36)	(21)
Assumption changes and management actions	(12)	172
Underlying net income(2)	646	360
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	73	35
Mortality	7	(22)
Morbidity	12	(42)
Credit	18	5
Lapse and other policyholder behaviour	(4)	(19)
Expenses	(44)	(58)
Other	23	(14)
(1)	In the fourth quarter of 2015, Acquisition, integration and restructuring costs consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $3 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our pending acquisition of Assurant EB. In the fourth quarter of 2014, restructuring costs consisted of transition costs of $4 million related to the sale of our U.S. Annuity Business.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)	Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the fourth quarter of 2015 and 2014 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the fourth quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $62 million in the fourth quarter of 2015, compared to a reduction of $9 million in the fourth quarter of 2014. In addition, our operating net income in the fourth quarter of 2015 increased by $63 million as a result of the favourable impact of the weakening Canadian dollar relative to the average exchange rates in the fourth quarter of 2014.

Our underlying net income for the fourth quarter of 2015 and 2014 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $48 million in the fourth quarter of 2015, compared to an increase of $151 million in the fourth quarter of 2014.

28 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Net income in the fourth quarter of 2015 also reflected favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit and morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by unfavourable expense experience including investment in growing our businesses.

Net income in the fourth quarter of 2014 also reflected unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience, mainly compensation-related and other seasonal costs, partially offset by gains from investing activity on insurance contract liabilities.

Performance by Business Group

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., SLF Asset Management, SLF Asia and Corporate.

SLF Canada

SLF Canada’s reported net income was $210 million in the fourth quarter of 2015, compared to $117 million in the fourth quarter of 2014. Operating net income was $200 million, compared to $123 million in the fourth quarter of 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2015 and 2014, which is set out in the table above.

Underlying net income in the fourth quarter of 2015 was $269 million, compared to $181 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2015 was primarily driven by interest rates and equity markets, compared to the unfavourable effect in the fourth quarter of 2014, primarily driven by interest rates.

Net income in the fourth quarter of 2015 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth, new business gains in GRS and favourable disability experience in GB, partially offset by expense experience including investment in growing our individual wealth business.

Net income in the fourth quarter of 2014 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth and new business gains in GRS, offset by unfavourable mortality and morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

SLF U.S.

SLF U.S.’s reported net income was C$100 million in the fourth quarter of 2015, compared to C$168 million in the fourth quarter of 2014. Operating net income was C$163 million, compared to C$168 million in the fourth quarter of 2014. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015, which are set out in the table above. Underlying net income was C$158 million, compared to C$13 million in the fourth quarter of 2014. The favourable impact of the weakening Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $24 million.

SLF U.S.’s reported net income was US$75 million in the fourth quarter of 2015, compared to US$146 million in the fourth quarter of 2014. Operating net income was US$121 million in the fourth quarter of 2015, compared to US$146 million in the fourth quarter of 2014. Underlying net income was US$118 million in the fourth quarter of 2015, compared to US$9 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effects of market related impacts in the fourth quarter of 2015 were primarily driven by interest rate and equity market changes, compared to a favourable effect in the fourth quarter of 2014, primarily driven by the impact of credit spreads partially offset by interest rate changes.

Net income in the fourth quarter of 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected the favourable impact of investing activities on insurance contract liabilities, favourable credit experience, net realized gains on the sale of AFS assets, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable group life claims experience.

Net income in the fourth quarter of 2014 also reflected unfavourable underwriting experience in Group Benefits, unfavourable mortality experience in In-force Management and International, and unfavourable expense experience.

SLF Asset Management

SLF Asset Management’s reported net income was C$177 million in the fourth quarter of 2015, compared to C$157 million in the fourth quarter of 2014. SLF Asset Management had operating net income and underlying net income of C$183 million in the fourth quarter of 2015, compared to C$156 million in the fourth quarter of 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $27 million.

SLF Asset Management’s net income increased in the fourth quarter of 2015 compared to the same period in 2014 primarily due to the favourable impact of exchange rates.

In U.S. dollars, MFS’s reported net income was US$126 million in the fourth quarter of 2015, compared to US$137 million in the fourth quarter of 2014. MFS’s operating net income was US$131 million in the fourth quarter of 2015, compared to US$137 million in the fourth quarter of 2014. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars decreased in the fourth quarter of 2015 compared to the same period in 2014, primarily due to lower average net assets. MFS’s pre-tax operating profit margin ratio was 38% in the fourth quarter of 2015, down from 39% in the fourth quarter of 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 29

SLIM’s reported net income and operating net income was C$9 million in the fourth quarter of 2015. SLIM’s net income in the fourth quarter of 2015 primarily reflected the 2015 acquisitions in SLIM.

SLF Asia

SLF Asia’s reported net income and operating net income was $73 million in the fourth quarter of 2015, compared to reported net income and operating net income of $62 million in the fourth quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $9 million.

Underlying net income was $52 million, compared to $50 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the fourth quarter of 2015 were primarily driven by interest rate and equity market changes, compared to the unfavourable effect in the fourth quarter of 2014, primarily driven by interest rate and equity market changes.

Net income in the fourth quarter of 2015 reflected business growth partially offset by lower gains from the sale of AFS assets compared to the fourth quarter of 2014.

Corporate

Corporate had reported net loss of $24 million in the fourth quarter of 2015, compared to reported loss of $2 million in the fourth quarter of 2014. Operating net loss was $21 million in the fourth quarter of 2015, compared to an operating net income of $2 million in the same period in the prior year. Operating net income (loss) excludes acquisition, integration and restructuring costs in 2015 and 2014, which are set out in the table above. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 decreased operating net loss by $3 million.

Underlying net loss was $16 million, compared to underlying net loss of $40 million in the fourth quarter of 2014. Underlying net income (loss) excludes from operating net income (loss) market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2015 were primarily driven by equity markets partially offset by interest rates, compared to the favourable effect in the fourth quarter of 2014, primarily driven by interest rates.

SLF U.K.’s operating net income was $22 million in the fourth quarter of 2015, compared to $65 million in the fourth quarter of 2014. SLF U.K.’s net income in the fourth quarter of 2015 reflected unfavourable equity markets and the impact of a tax rate change partially offset by the impact of interest rates. Net income in the fourth quarter of 2014 reflected the favourable impact of assumption changes and management actions and market related impacts.

Corporate Support had an operating net loss of $43 million in the fourth quarter of 2015, compared to an operating net loss of $63 million in the fourth quarter of 2014. Net loss in the fourth quarter of 2015 declined relative to the same period in 2014, primarily due to lower operating expenses.

Additional Financial Disclosure

Revenue for the fourth quarter of 2015 was $5.6 billion, compared to $7.4 billion in the fourth quarter of 2014. Revenues decreased primarily as a result of decreases in the fair value of FVTPL assets, partially offset by higher net premium revenue in SLF Canada and SLF Asia, favourable currency impact from the weakening Canadian dollar, and higher fee income in SLF Asset Management and SLF Canada. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased revenue by $393 million. Adjusted revenue was $7.0 billion for the fourth quarter of 2015, compared to $6.3 billion in the fourth quarter of 2014 primarily due to increased net premium revenue in SLF Canada and SLF Asia, and higher fee income in SLF Asset Management and SLF Canada.

Premiums and deposits were $33.8 billion for the quarter ended December 31, 2015, compared to $31.8 billion for the quarter ended December 31, 2014. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased total premiums and deposits by approximately $4.0 billion. Total adjusted premiums and deposits in the fourth quarter of 2015 were down $2.0 billion compared to the same period in the prior year on an adjusted basis. The decrease was mainly due to SLF Asset Management, with lower fund sales in MFS partially offset by fund sales in SLIM including the 2015 acquisitions, and increased net premium revenue and segregated fund deposits in SLF Canada.

30 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results

($ millions, unless otherwise noted)	Q4’15	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Total revenue	5,567	4,693	1,682	7,332	7,375	5,614	6,315	6,460
Common shareholders’ net income (loss)
Operating(1)	598	478	731	446	511	467	488	454
Reported	536	482	726	441	502	435	425	400
Underlying(1)	646	528	615	516	360	517	499	440
Diluted EPS ($)
Operating(1)	0.98	0.78	1.19	0.73	0.83	0.76	0.80	0.74
Reported	0.87	0.79	1.18	0.72	0.81	0.71	0.69	0.65
Underlying(1)	1.05	0.86	1.00	0.84	0.59	0.84	0.81	0.72
Basic reported EPS ($)
Reported	0.88	0.79	1.19	0.72	0.82	0.71	0.70	0.66
Operating net income (loss) by segment(1)
SLF Canada(1)	200	137	331	135	123	239	197	238
SLF U.S.(1)	163	64	134	35	168	(4)	100	77
SLF Asset Management(1)	183	176	173	168	156	168	145	147
SLF Asia(1)	73	77	93	68	62	51	37	32
Corporate(1)	(21)	24	–	40	2	13	9	(40)
Total operating net income (loss)(1)	598	478	731	446	511	467	488	454
Reported net income (loss) by segment
SLF Canada	210	127	337	150	117	241	189	243
SLF U.S.	100	64	134	35	168	(4)	100	77
SLF Asset Management	177	204	162	148	157	137	101	96
SLF Asia	73	77	93	68	62	51	37	32
Corporate	(24)	10	–	40	(2)	10	(2)	(48)
Total reported net income (loss)	536	482	726	441	502	435	425	400
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Third Quarter 2015

Reported net income was $482 million in the third quarter of 2015. Operating net income of $478 million in the third quarter of 2015 reflected favourable impact from interest rates, investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable equity market impact, morbidity and mortality experience, expense experience, and other experience items.

Second Quarter 2015

Reported net income was $726 million in the second quarter of 2015. Operating net income of $731 million in the second quarter of 2015 reflected positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

First Quarter 2015

Reported net income was $441 million in the first quarter of 2015. Operating net income of $446 million in the first quarter of 2015 reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Reported net income was $502 million in the fourth quarter of 2014. Operating net income of $511 million in the fourth quarter of 2014 reflected favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Reported net income was $435 million in the third quarter of 2014. Operating net income of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 31

Second Quarter 2014

Reported net income was $425 million in the second quarter of 2014. Operating net income of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Reported net income was $400 million in the first quarter of 2014. Operating net income of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Business Segment Results

SLF Canada

Business Profile

SLF Canada is the Canadian market leader in a number of its businesses with a client base consisting of over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits and Group Retirement Services – which offer a full range of protection, wealth accumulation and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

Strategy

SLF Canada’s mission is to help customers achieve lifetime financial security throughout their life stages by employing our competitive advantages of a strong service culture, technology leadership and brand recognition across our core businesses, including Group Benefits, Group Retirement Services and Individual Insurance & Wealth. SLF Canada is focused on leveraging our core strengths to accelerate the growth of our wealth businesses to better serve the retirement needs of Canadians.

SLF Canada is the largest provider of benefits and pensions in the workplace in Canada and we aim to further extend our leadership through unique capabilities such as our Total Benefits offering, innovative member experience technology such as mobile applications and our Digital Benefits Assistant, and our industry leading customer service culture. SLF Canada is leveraging its worksite advantage to accelerate growth in our Client Solutions business, which focuses on providing a unique suite of products and services to members joining and leaving group plans along with a unique bridge to our CSF advisory services. In GRS, our Defined Benefit Solutions business continues to successfully pioneer innovative de-risking solutions that help to effectively manage pension plan risks for employers.

Our industry-leading CSF provides holistic financial advice, including a complete suite of insurance, health and wealth products, through a sales power of over 4,000 located in over 1,200 communities across Canada. Furthermore, our strong franchise and deep expertise help provide complete financial planning services, estate planning services and comprehensive retirement solutions. We are growing our presence in the wealth market through the expansion of our distribution and our continued investment in SLGI, whose mandate is to bring together the best asset managers and innovative investment solutions accessible for investors in either our retail (advisor-based market) or institutional (group retirement market) business lines.

2015 Business Highlights

We continued to build upon each of our core businesses by maintaining or growing our share of the market across GRS, GB and Individual Insurance & Wealth.

•	GB maintained its leadership position as the top group life and health benefits provider in Canada for the sixth consecutive year based on overall revenue(1).
•	GRS continued to be ranked number one in market share measured by total Capital Accumulation Plan assets(2) and number one in annuity sales(3).
•	Individual Insurance & Wealth retained its first place position in the fixed annuities and critical illness markets at 30.6% and 30.5%, respectively(3).
•

Individual Insurance & Wealth maintained its second place position in the individual life market growing annualized premiums by 19% year over year while the industry grew at 10.3%(3). Insurance sales of $350 million in 2015 grew 16% over 2014.

•	SLGI continued to build AUM to over $12.3 billion driven by net sales of $2.1 billion, higher by 26% compared to 2014. SLGI ranked within the Top 10 in net sales across all industry participants(4).

To further build upon our leadership positions, significant investments have been made to accelerate growth in our wealth businesses generating strong momentum in each of the following areas:

•

Our GRS business recorded total sales of $14.5 billion during the year representing a $5.5 billion increase over the prior year. DBS led the way with sales of $6.6 billion driven by a $5 billion groundbreaking longevity insurance agreement and a $530 million combined annuity buy-in transaction.

•	Individual Insurance & Wealth sales of our new segregated funds, Sun Life Guaranteed Investment Funds, launched in the second quarter of 2015, surpassed $250 million.

(1)	Fraser Group, most recently published 2015 Group Universe Report, based on revenue for the year ended December 31, 2014.
(2)	As measured by Benefits Canada magazine’s 2015 CAP Suppliers Report, based on June 30, 2015 assets under administration, and released in December 2015.
(3)	LIMRA, for the nine months ended September 30, 2015.
(4)	IFIC, Investor Economics, company reports year to date as of the third quarter of 2015.

32 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

•

SLGI completed its fifth full year of operation and continued to offer top-performing funds and grow sales across both its retail and institutional markets. Total sales of $3.3 billion grew 28% over 2014. 15 of the 17 mutual funds with five-year performance records exceeded the peer median and all five of the Granite Managed Portfolios had three-year performance that also exceeded the peer median(1).

•	Our CSF productivity improved again this year, and grew for the eighth consecutive year in sales power in 2015 by 172 to reach 4,101 across Canada.
•

Client Solutions announced the development of Digital Benefits Assistant, an innovative technology-based capability that will proactively engage group plan members, deliver personalized and relevant interactions across multiple channels, and further support plan members in their goal of well-being and financial security.

Throughout the year several awards were also received, recognizing our leadership position across Canada. Notable highlights in this area include:

•

SLF Canada achieved platinum certification, the highest certification level, from Excellence Canada recognizing Canada’s best-run corporations across six categories: leadership, strategy, customer experience, people engagement, process management and partners. Achieving the platinum certification recognizes our high standards of organizational excellence, innovation and wellness, and further reinforces our commitment to continuous improvement.

•	SLGI received the Morningstar Award for Best Pooled Fund of Fund target date fund series for Granite Target Date funds.
•	SLGI received seven awards at the annual Insurance and Financial Communicators Association (IFCA) awards ceremony; including five Best in Show Awards.
•	Sun Life Financial was the top recognized insurance company in Quebec based on a “Most Admired Company” poll conducted by Les Affaires.
•	Received the 2015 Mercuriades award for proactive talent management at a large corporation from la Fédération des chambres de commerce du Québec.

Financial and Business Results

Summary statements of operations

($ millions)	2015	2014	2013
Net premiums	5,021	4,700	4,392
Net investment income	2,527	6,017	695
Fee income	998	909	824
Total revenue	8,546	11,626	5,911
Client disbursements and change in insurance and investment contract liabilities	9,870	12,778	7,001
Commissions and other expenses	2,887	2,647	2,465
Reinsurance expenses (recoveries)	(5,227)	(4,723)	(4,576)
Income tax expense (benefit)	177	129	149
Non-controlling interests in net income of subsidiaries and par policyholders’ income	15	5	(7)
Reported net income	824	790	879
Less: Certain hedges that do not qualify for hedge accounting	21	(7)	38
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	16
Operating net income(1)	803	797	825
Less: Market related impacts	(106)	(77)	89
Less: Assumption changes and management actions	15	51	(63)
Underlying net income(1)	894	823	799
Operating ROE(1)	10.5	10.8	11.3
Underlying ROE(1)	11.6	11.2	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income was $824 million in 2015, compared to $790 million in 2014. Operating net income was $803 million in 2015, compared to $797 million in 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above.

Underlying net income was $894 million in 2015, compared to $823 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in 2015 was primarily driven by equity markets and interest rates, compared to an unfavourable effect in 2014 primarily driven by interest rates, partially offset by equity markets.

Net income in 2015 also reflected gains from investing activity on insurance contract liabilities in Individual Insurance & Wealth and new business gains primarily in GRS. These gains were partially offset by expense experience including investment in growing our individual wealth business, and, during the first half of 2015, unfavourable policyholder behaviour in Individual Insurance & Wealth. In our GB line of business, the unfavourable impacts of high-cost drug claims, though improving in the second half of 2015, were more than offset by positive disability experience.

(1)	Morningstar performance statistics as at December 31, 2015

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 33

Net income in 2014 also reflected new business gains in Individual Insurance & Wealth and GRS and gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth. These gains were partially offset by unfavourable morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Revenue was $8.5 billion in 2015, a decrease of $3.1 billion from 2014, primarily due to decreases in the fair value of FVTPL assets. Revenue excluding ceded premiums on reinsurance agreements of $5.6 billion was $14.1 billion, a decrease of $2.6 billion from 2014, also due to the decrease in the fair value of assets.

Reinsurance recoveries of $5.2 billion in 2015 were up $0.5 billion from 2014, primarily as a result of an increase in gross claims and benefits paid.

SLF Canada had AUM of $152.6 billion as at December 31, 2015, an increase of 8% from 2014 levels. The increase was driven primarily by positive net flows and favourable market performance in GRS and an increase in the volume of corporate loans supporting all lines of business.

Results by Business Unit

Net income by business unit

($ millions)	2015	2014	2013
Individual Insurance & Wealth(1)	336	384	357
Group Benefits(1)	318	290	334
Group Retirement Services(1)	149	123	134
Operating net income(1)	803	797	825
Certain hedges that do not qualify for hedge accounting	21	(7)	38
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	16
Reported net income	824	790	879
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Individual Insurance & Wealth

Individual Insurance & Wealth’s focus is to help Canadians achieve lifetime financial security by delivering a leading suite of quality products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

Our broad product shelf continues to offer a spectrum of choices to each customer in order to meet their holistic life, health and wealth needs. This includes our own SLGI mutual funds and our new segregated funds, Sun Life Guaranteed Investment Funds. Our products are marketed through a distinctive, multi-channel distribution model consisting of the CSF and third-party distribution channels, including independent insurance and mutual fund licensed brokers and broker-dealers. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail clients in partnership with our advice channels while our CSF also distributes some third-party mutual funds.

Individual Insurance & Wealth’s reported net income was $348 million in 2015, compared to $379 million in 2014. Operating net income was $336 million in 2015, a decrease of $48 million from 2014. Net income in 2015 reflected strong investing activity gains offset by the unfavourable impacts of equity markets, interest rates and expense experience including investment in growing our individual wealth business.

Net income in 2014 reflected the favourable impact of investing activity, positive equity markets and new business gains in our individual insurance business, partially offset by losses from declines in interest rates and adverse policyholder behaviour experience.

Sales of individual life and health insurance products increased 16% from 2014 to $350 million in 2015. The increase was largely driven by our success in participating insurance sales and improved term and personal health insurance sales in our CSF and third-party channels.

Sales of individual wealth products increased by $630 million, or 13% from 2014, to $5.4 billion in 2015. This increase was driven by higher SLGI mutual fund sales and strong sales of our new segregated funds, Sun Life Guaranteed Investment Funds.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada. We provide life, dental, drug, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, our Client Solutions area leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans to members exiting their employer-sponsored plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, innovative mobile applications, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the CSF.

In 2015, GB created Integrated Health Solutions (“IHS”). IHS brings together our significant investments in the areas of health and wellness, mental health, and aspects of our absence and disability management offering, to enhance the overall plan experience to both employers and plan members. Our integrated model, and focus on physical, mental and financial well-being is a unique, market-leading approach to health management.

34 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

GB’s reported net income was $324 million in 2015, compared to $290 million in 2014. Operating net income was $318 million in 2015, an increase of $28 million from 2014. Net income in 2015 reflected positive disability experience, gains from investing activity and mortality gains partially offset by the unfavourable impacts of high-cost drug claims.

Net income in 2014 reflected the net favourable impact of assumption changes and management actions and gains from investing activity partially offset by negative morbidity experience.

GB maintained the #1 market share position for overall revenue(1) in Canada while continuing to focus on customer service and productivity. Client retention remained strong, with cancellation rates at 2.3% of revenue compared to the industry average of 4.3%(1).

Group Retirement Services

GRS is the leading provider of defined contribution plans and defined benefit solutions in Canada, serving over one million plan members at the end of 2015. Our offering meets the complex plan and service requirements of medium-to-large organizations with industry-leading technology and expertise, while providing cost-effective solutions to the small employer market. In addition, our Client Solutions area leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans. Other services and product offerings include: investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, and pensioner payroll services. Our Defined Benefit Solutions business offers an expanding range of innovative de-risking solutions for defined benefit pension plans such as liability-driven investing, annuity buy-outs and buy-ins, and longevity insurance to meet the emerging needs of the pension market, further enhancing our leadership position.

Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors and through teams dedicated to the defined contributions and defined benefit solutions markets.

GRS had reported net income of $152 million in 2015, compared to $121 million in 2014. Operating net income increased to $149 million in 2015 from $123 million in 2014. Net income in 2015 reflected strong new business gains driven by significant DBS sales and gains from investing activity.

Net income in 2014 reflected gains from new business and the impact of positive investing activities more than offset by the net unfavourable impact of assumption changes and management actions reflecting economic reinvestment assumption and future mortality improvement assumption changes.

GRS’s sales increased to $14.5 billion in 2015 driven by a $5.3 billion DBS large case longevity insurance contract and a $530 million annuity transaction, large case defined contribution new sales and strong member rollover sales. In 2015, rollover sales from members leaving their defined contribution plans increased by 40% from 2014 achieving $2.2 billion in sales.

GRS assets under administration of $80.1 billion in 2015 grew by 8% over 2014, resulting from strong net sales and favourable equity market performance.

2016 Outlook and Priorities

In 2016, we will continue to leverage our leadership position across our core businesses and distribution networks, and build on our objective of being the leader in financial protection and wealth solutions in our Canadian home market. Shifting demographics, in particular the aging of baby boomers and their need for financial security in retirement, and the shift in financial responsibility from governments to individuals, in areas such as health care, are expanding the need of individuals to seek out effective financial protection and retirement planning solutions. Being a leader at the workplace and in communities across Canada with a full suite of solutions and advice positions us to continue to benefit from these trends in the coming years.

Our greatest opportunities for growth lie in the accelerated development of our wealth businesses. Over time, we expect this sales growth to increase the contribution of wealth earnings to SLF Canada. While building new businesses is difficult and requires significant investment, the early momentum we have achieved is encouraging and validating of the overall strategy. Key areas of focus include:

•

Growing our retail wealth business in Individual Insurance & Wealth through increased sales of our wealth products and services such as our new group of segregated funds, Sun Life Guaranteed Investment Funds, and our SLGI wealth management solutions to further strengthen our position in the retirement market;

•	Expanding our leadership position in the DBS business through innovative de-risking solutions to meet emerging needs of the pension market; and
•

Further leveraging our worksite advantage to drive growth in our Client Solutions business by deepening our customer protection and wealth relationships through effective customer touch points and solutions such as the Digital Benefits Assistant to meet our customers’ needs.

While focusing on the acceleration of our wealth businesses, we will maintain our leading positions in our core business through investment in distribution, product, customer-focused technology and productivity. Priorities in our 2016 plans include:

•	Developing new and enhancing existing products that continue to support our CSF in offering customized holistic financial plans and solutions to our clients;
•	Building further success in the group markets by continuing to focus on customer needs and enriching their experience; and
•	Continuing to implement management systems focused on enhancing customer and shareholder value and continuous productivity and savings initiatives.

(1)	Fraser Group, most recently published 2015 Group Universe Report, based on revenue for the year ended December 31, 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 35

SLF U.S.

Business Profile

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International serves high net worth clients in international markets, offering individual life insurance products and serving a closed block of wealth products(1). In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

Strategy

Over the past several years, SLF U.S. has taken steps to create a more sustainable business model, focusing our efforts on being a leader in the U.S. group benefits and international high net worth solutions markets. In the Group Benefits business, we have made progress in 2015 in addressing profitability challenges. Our pending acquisition of Assurant EB will add both scale and new capabilities that we will leverage to drive growth in this business. We are also leveraging our leadership position and strong margins in medical stop-loss, and continue to add partnerships in the emerging private exchange market. We are focused on deepening relationships with brokers, improving the customer experience through enhancements in claims and service operations, and making our operations more efficient.

In the International business, we are focused on capitalizing on the growth of the high net worth population outside the U.S. and Canada based on our strong understanding of customers’ life insurance needs in key geographic regions. We will continue to leverage our deep distribution relationships and reputation in this market. We are developing new products, technology and underwriting capabilities for our International life business, while continuing to serve our in-force International wealth customers(1).

While growing our Group Benefits and International businesses, we are also focused on optimizing the underlying value of our In-force Management business which continues to generate earnings for SLF U.S.

2015 Business Highlights

We continued to improve performance in our business:

•	In Group Benefits, the management actions initiated in 2014 and continued throughout 2015 improved the profitability of the life and disability business.
•

Our medical stop-loss business continued to generate strong, profitable growth in 2015, reflecting increased sales and business in-force and strong margins. Stop-loss results benefit from our strong leadership position, enhanced underwriting tools and expanded distribution.

•

We continued to invest in our Group Benefits business in 2015, adding new capabilities to serve larger customers, complementing our strength in the small and middle market segments. We also increased our presence on private exchanges, and now are participating on nine exchanges.

•

In December, we re-focused our International business on the life insurance segment, where there is greater opportunity to achieve stronger growth and profitability and where we will continue to deliver a strong value proposition for our customers. At the same time, the International wealth business was closed to new sales.

We are making significant investments in our Group Benefits business by announcing the acquisition of Assurant EB:

•

Our pending acquisition of Assurant EB was announced in 2015, which will create the sixth largest group benefits business in the U.S. based on 2014 revenue. The acquisition will increase scale in our life and disability business, add a leading dental business with the second largest dental provider network in the U.S., accelerate the development of our worksite voluntary business, and introduce a new business, Disability Reinsurance Management Services, which provides turnkey disability management capabilities to third-party carriers. In addition, we expect to realize significant expense synergies. The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals(2) and customary closing conditions.

(1)	The International wealth business was closed to new sales in December 2015.
(2)	Regulatory approval of the transaction has been obtained from OSFI and several U.S. state regulators and the remaining required approvals are expected to be received by the end of the first quarter of 2016.

36 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations

(US$ millions)	2015	2014	2013(1)
Net premiums	3,307	3,959	4,077
Net investment income	645	2,795	(244)
Fee income	164	163	153
Revenue	4,116	6,917	3,986
Client disbursements and change in insurance contract liabilities	3,421	5,967	2,778
Commissions and other expenses	950	1,181	1,145
Reinsurance expenses (recoveries)	(577)	(613)	(495)
Income tax expense (benefit)	71	74	(21)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	–	3	2
Reported net income (loss)	251	305	577
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(30)
Less: Acquisition, integration and restructuring costs(2)	(46)	–	(7)
Operating net income (loss)(3)	297	305	614
Less: Market related impacts	26	(37)	59
Less: Assumption changes and management actions	(70)	102	273
Underlying net income (loss)(3)	341	240	282

Selected financial information in Canadian dollars
(C$ millions)	2015	2014	2013
Revenue	5,253	7,637	4,109
Reported net income (loss)	333	341	599
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(31)
Less: Acquisition, integration and restructuring costs(2)	(63)	–	(7)
Operating net income (loss)(3)	396	341	637
Less: Market related impacts	30	(40)	60
Less: Assumption changes and management actions	(75)	115	286
Underlying net income (loss)(3)	441	266	291
Operating ROE(3)	11.2	11.3	nm (4)
Underlying ROE(3)	12.8	8.9	n/a
(1)	The discussion of our results in this document is of the Continuing Operations as there were no Discontinued Operations in 2015 or 2014. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	In 2015, Acquisition, integration and restructuring costs consisted of the impact of US$46 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of US$30 million to reflect assumption updates including the expense strengthening associated with closing the business.
(3)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(4)	This figure is not meaningful as our Operating ROE of 18.9% disclosed in 2013 included Discontinued Operations. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.

SLF U.S.’s reported net income was C$333 million in 2015, compared to C$341 million in 2014. Operating net income was

C$396 million in 2015, compared to C$341 million in 2014. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015 and the assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was C$441 million in 2015, compared to C$266 million in 2014. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $54 million.

In U.S. dollars, SLF U.S.’s reported net income was US$251 million in 2015, compared to US$305 million in 2014. Operating net income was US$297 million in 2015, compared to US$305 million in 2014. Underlying net income was US$341 million in 2015, compared to US$240 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by credit spreads partially offset by equity market changes, compared to an unfavourable impact in 2014 primarily driven by interest rates. Assumption changes and management actions in 2014 included the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products.

Net income in 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax items related to prior years, the favourable impact of investing activities on insurance contract liabilities, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable underwriting experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 37

Net income in 2014 also reflected the impact of unfavourable mortality experience in group life and In-force Management, unfavourable underwriting experience in our group disability business and unfavourable expense experience, partially offset by the impact of net realized gains on the sale of AFS assets, favourable credit experience and positive investment activity.

Revenue for the year ended December 31, 2015 was US$4.1 billion, a decrease of US$2.8 billion from 2014, primarily due to a decrease in net investment income of US$2.1 billion combined with a decrease in net premiums of US$0.7 billion. The decrease in net investment income was largely due to decreases in the fair value of FVTPL assets and interest rate derivatives. The decrease in premiums was largely due to lower sales in our International business.

Results by Business Unit

Net income by business unit (US$ millions)	2015	2014	2013
Group Benefits(1)	99	(55)	53
International(1)	114	161	159
In-force Management(1)	84	199	402
Operating net income (loss)(1)	297	305	614
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(30)
Acquisition, integration and restructuring costs	(46)	–	(7)
Reported net income (loss)	251	305	577
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Group Benefits

The SLF U.S. Group Benefits business unit leverages its underwriting and claims capabilities and extensive distribution network to provide group life, long-term and short-term disability, medical stop-loss and dental insurance, as well as a suite of voluntary products, to over 10 million group plan members. Our products are sold through more than 26,000 independent brokers and benefits consultants. We support these brokers and consultants through sales representatives who are located in territories close to the brokers and consultants that they serve and a team of centralized internal sales representatives. Acquiring and retaining profitable business, building distribution effectiveness, enhancing the customer experience and driving operational efficiency are key drivers of our growth strategy. Once the Assurant EB acquisition is completed, the combined business will serve over 60,000 employers in small, medium and large workplaces and increase business in-force to approximately US$4 billion, based on 2015 revenues.

We have a leadership position in the U.S. medical stop-loss market, which continues to deliver attractive returns. Medical stop-loss insurance provides insurance for companies that self-insure their medical plans by covering medical expenses in excess of a stated threshold. We provide coverage to more than 1,900 employers with a median case size of approximately 400 employees. As of December 31, 2015, business in-force was higher by 12% compared to the end of 2014.

In our group life, disability and dental businesses, the actions we took in 2014 and 2015 to increase prices, enhance our underwriting processes, add resources to claims operations and reduce expenses resulted in improved earnings. To drive profitable, sustainable growth in these product lines, we will continue to leverage our claims management and return to work capabilities, supporting workplace productivity gains for our employer customers.

We are continuing to build out our product offerings and enrolment capabilities in our voluntary business, including in the employer worksite market. The acquisition of Assurant EB will bring new products to our voluntary portfolio and new enrolment capabilities and technology that have contributed to their success in the voluntary market.

Group Benefits’ reported net income was US$99 million in 2015, compared to a reported net loss of US$55 million in 2014. Operating net income was US$99 million, compared to an operating net loss of US$55 million in 2014. Net income in 2015 reflected the impact of price increases, expense actions, continued investment in our disability claim operations, positive credit experience and the favourable impact of actuarial assumption changes, partially offset by unfavourable underwriting experience. Net loss in 2014 reflected unfavourable underwriting experience in our disability business, unfavourable mortality experience in group life, unfavourable expense experience, and the adverse impact of assumption changes and management actions.

Sales in Group Benefits in 2015 were US$554 million, a decrease of 8% compared to 2014. Within Group Benefits, stop-loss sales increased 6% compared to 2014. Business in-force of US$2.6 billion as at December 31, 2015 increased 1% compared to 2014 driven by growth in the stop-loss business.

International

The International business offers individual life insurance solutions to high net worth individuals residing outside the U.S. and Canada. We have had a consistent presence in this market for nearly two decades and have built deep distribution relationships and a strong brand reputation, which combined with overall growth in the international high net worth market, have led to business growth over the past few years. As the population of international high net worth individuals and families continues to rise, we are focused on delivering protection and intergenerational wealth transfer solutions. We also manage a block of International wealth investment products, which is now closed to new sales.

International’s reported net income was US$68 million in 2015, compared to US$161 million in 2014. Operating net income was US$114 million in 2015, compared to US$161 million in 2014. Operating net income excluded the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015. Net income in 2015 reflected positive credit experience, favourable investing activity, and favourable mortality experience, partially offset by the impact of closing wealth products to new business. Net income in 2014 reflected the favourable impact of updates related to economic reinvestment assumptions and future mortality improvement assumptions changes.

38 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Sales in International in 2015 were US$511 million, a decrease of 46% compared to 2014. Life sales were US$61 million, a decrease of 37%, reflecting our more selective approach to pricing. International wealth sales were US$450 million in 2015 compared to US$849 million in 2014.

In-force Management

SLF U.S.’s closed block of individual life insurance products consists of approximately 128,000 policies, primarily participating whole life and term insurance. Our In-force Management operations are focused on optimizing profitability and capital efficiency while continuing to provide high-quality service for customers.

In-force Management’s reported net income and operating net income were US$84 million in 2015, compared to US$199 million in 2014. The reduction in net income mainly reflects the impact of actuarial assumption updates and management actions. Net income in 2015 included the net adverse impact of actuarial assumption updates and management actions compared to the positive impact of actuarial assumption updates related to the release of a future funding cost liability, and economic reinvestment assumptions and future mortality improvement assumptions changes in 2014. As well, results in 2015 reflected positive credit experience, net realized gains on the sale of AFS assets, the positive impact of changes in interest rates and credit spreads, a change to post-retirement benefit liabilities, and favourable tax items related to prior years, partially offset by unfavourable mortality and policyholder behaviour experience. Net income in 2014 also reflected net realized gains on the sale of AFS assets, and other experience items, partially offset by the impact of decreased interest rates and unfavourable mortality.

2016 Outlook and Priorities

SLF U.S. will continue to focus on achieving sustainable, profitable growth by becoming a leading provider of U.S. group benefits and driving growth in the international high net worth life insurance market. Successfully integrating Assurant EB will be a key priority for us over the next two to three years.

In the United States, health care reform is expected to increase the need for medical stop-loss coverage as more employers decide to self-insure, accelerate growth in voluntary benefits as employers’ costs continue to rise and as employees become more accustomed to purchasing their own benefits, and expand the distribution landscape for supplemental insurance products. The international high net worth market is growing, partially driven by the increasing population of affluent citizens leading global lifestyles as well as increasing demand for trusted financial protection and wealth transfer products.

SLF U.S. will leverage the capabilities we have built over the past several years and will acquire through the Assurant EB transaction, to drive sustainable growth and focus on enhancing profitability by executing the following components of our strategy:

•

Driving growth in stop-loss by continuing to leverage our market-leading expertise, expanding distribution, developing differentiated products and services, and capitalizing on new market opportunities.

•

Continuing to execute recent pricing and expense actions, investing in service and claims operations, and leveraging new capabilities from Assurant EB to enhance the performance of the group disability, dental and life insurance businesses.

•	Continuing to leverage and invest in our Group Benefits large case capabilities, including the Sun Life Center for Healthy Work and integrated absence management offerings.
•	Capitalizing on the strong voluntary capabilities that Assurant EB will deliver after the acquisition closes, with a particular emphasis on the broad product portfolio and enrolment solutions.
•	Building market share in International by improving the customer experience and enhancing our life insurance products and capabilities.
•	Continuing to seek opportunities to optimize the In-force Management business through effective risk and capital management while continuing to serve our customers.

SLF Asset Management

Business Profile

SLF Asset Management is our asset management segment composed of MFS and SLIM.

MFS is a premier global asset management firm with investment offices in Boston, Hong Kong, London, Mexico City, Sao Paulo, Singapore, Sydney, Tokyo and Toronto, which offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business and has operations based in the U.S. and Canada. SLIM delivers customized fixed income solutions, including liability-driven investing, and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate, and commercial mortgages.

Strategy

The SLF Asset Management strategy is to design and deliver investment products through MFS and SLIM, that will deliver growth in traditional active asset management as well as liability-driven investing and alternative asset classes.

MFS continually strives to deliver superior investment performance and distinctive service to its retail and institutional clients. The core tenets of MFS’s investment approach are integrated research, global collaboration and active risk management. MFS also seeks to deepen relationships to become a trusted client partner.

SLIM designs and delivers investment solutions for institutional investors through a comprehensive set of asset management capabilities that allow clients with liability streams to meet their investment objectives through customized fixed income portfolios and alternative asset classes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 39

2015 Business Highlights

•

MFS’s investment performance remains strong with 75%, 87% and 97% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of December 31, 2015.

•	We completed the acquisitions of Bentall Kennedy, Prime Advisors, and Ryan Labs in 2015, extending the capabilities of SLIM. SLIM’s net sales were $1.5 billion and AUM were $57.8 billion.
•	We continued to invest in our technological infrastructure to ensure MFS continues to deliver world-class customer service and to handle future growth.
•

Bentall Kennedy was named the top North American firm and a top firm globally in the 2015 Global Real Estate Sustainability Benchmark rankings. This is the fifth year that the team at Bentall Kennedy has received this recognition.

Financial and Business Results

Summary statements of operations

(C$ millions)	2015	2014	2013
Revenue	3,731	3,025	2,459
Commissions and other expenses	2,616	2,202	1,938
Income tax expense (benefit)	424	332	269
Reported net income	691	491	252
Less: MFS’s fair value adjustments on share-based payment awards	(9)	(125)	(229)
Operating net income(1)	700	616	481
Underlying net income(1)	700	616	481
Assets under management (C$ billions)(1)	629.6	500.7	438.4
Sales (C$ billions)(1)
Gross	100.5	91.1	98.8
Net	(19.0)	1.2	24.7
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

SLF Asset Management’s reported net income was C$691 million in 2015, compared to C$491 million in 2014. SLF Asset Management had operating net income and underlying net income of C$700 million in 2015, compared to C$616 million in 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $95 million.

SLF Asset Management’s net income increased in 2015 compared to the same period in 2014 primarily due to the favourable impact of currency, partially offset by the results of MFS.

Revenue for the year ended December 31, 2015 was $3,731 million, compared to $3,025 million in 2014. The increase was primarily due to the favourable impact of the weakening Canadian dollar, the 2015 acquisitions in SLIM and higher fee income in MFS.

40 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Results by Business Unit

MFS

(C$ millions)	2015	2014	2013
Reported net income	679	491	252
Less: Fair value adjustments on share-based payment awards	(9)	(125)	(229)
Operating net income(1)	688	616	481
Assets under management (C$ billions)(2)	571.9	500.7	438.4
Sales (C$ billions)(2)
Gross	96.5	91.1	98.8
Net	(20.5)	1.2	24.7

Financial information in U.S. dollars
(US$ millions)
Reported net income	531	443	244
Less: Fair value adjustments on share-based payment awards	(9)	(114)	(221)
Operating net income(1)	540	557	465
Pre-tax operating profit margin ratio(2)	40%	41%	40%
Assets under management (US$ billions)(2)	413.2	431.0	412.8
Average net assets (US$ billions)(2)	434.0	425.5	367.5
Sales (US$ billions)(2)
Gross	75.8	82.5	96.0
Net	(15.7)	1.2	24.0
(1)	Represents a non-IFRS financial measure. For SLF Asset Management, underlying net income is generally expected to be equal to operating net income. See Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Non-IFRS Financial Measures.

MFS actively manages assets for retail and institutional investors. Retail products, such as open- and closed-end mutual funds and private portfolios, are distributed through financial advisors and other professional buyers at major wirehouses, regional brokerage firms, independent broker dealers, bank-registered investment advisors, and wealth management firms. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, sovereign wealth funds, investment authorities, and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants.

MFS’s reported net income for 2015 was US$531 million, compared to US$443 million for 2014. MFS’s operating net income was US$540 million in 2015, compared to US$557 million in 2014. MFS’s operating net income in U.S. dollars for the year ended December 31, 2015 decreased compared to the same period in the prior year, primarily due to compensation costs and continued investment in technological infrastructure partially offset by higher average net assets.

MFS AUM by Category

(US$ billions)	2015	2014	2013
Institutional	157	173	176
U.S. Retail	169	168	149
Non-U.S. Retail	31	28	24
Insurance	56	62	64
MFS AUM(1)	413	431	413
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures. Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the About MFS section of its website at www.mfs.com/CorpFact.

AUM ended 2015 at US$413 billion, a decrease of 4% for the year, primarily driven by gross sales of US$75.8 billion, more than offset by redemptions of US$91.5 billion and asset depreciation of US$2.1 billion. In 2015, Mutual funds experienced US$5.4 billion in net inflows while managed funds had net outflows of US$21.1 billion.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 41

SLIM

(C$ millions)	2015
Reported net income	12
Operating net income(1)	12
Assets under management (C$ billions)(1)	57.8
Sales (C$ billions)(1)
Gross	4.0
Net	1.5
(1)	Represents a non-IFRS financial measure. For SLF Asset Management, underlying net income is generally expected to be equal to operating net income. See Non-IFRS Financial Measures.

SLIM delivers customized fixed income solutions including liability-driven investing through: (i) Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.; (ii) Prime Advisors, a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies; (iii) Ryan Labs, a New York-based asset manager specializing in fixed income and liability-driven investing; and (iv) SLIM Inc., our Canadian institutional asset manager which provides investment expertise in alternative asset classes and liability-driven investing to pension funds and other institutional investors. SLIM products are sold by the individual companies through internal sales teams.

SLIM’s reported net income and operating net income for the year ended December 31, 2015 was C$12 million. SLIM’s net income in 2015 primarily reflected the results of the 2015 acquisitions in SLIM.

2016 Outlook and Priorities

Continued volatility in equity markets and interest rates create an environment of uncertainty. MFS’s strategy of active management that focuses on delivering value to our clients over the long term puts us in a competitive position over other asset managers. Our strong relative performance means we are well positioned to attract flows when the markets eventually recover. Institutional investors are increasingly turning to solutions and alternative assets to help match assets and liabilities. SLIM’s strategy is based on extending how we manage Sun Life Financial’s general account to third-party institutional investors which, like Sun Life Financial, have long-dated liabilities that they must meet. SLIM’s investment philosophy revolves around the belief that portfolios should be managed in a customized manner aligned with the profile of an institution’s liabilities and that alternative, yield-oriented asset classes (such as private fixed income and real estate) can enhance returns.

SLF Asset Management 2016 priorities include four primary objectives:

•	Deliver superior investment performance.
•	Continue to raise the bar in providing exceptional service based on a deep understanding of client needs.
•

At MFS, focus particularly on our Blended Research products, which combine both fundamental and quantitative research, and on expanding our fixed income capabilities in strategies targeted to the institutional marketplace.

•	At SLIM, leverage the capabilities of Bentall Kennedy, Prime Advisors, Ryan Labs and SLIM Inc. to develop new products and access new market segments.

Initiatives related to expanding distribution, products, client management and brand have been established to enable MFS and SLIM to accomplish these priorities. These initiatives are supported by an ongoing focus on people to ensure performance and growth objectives are achieved.

SLF Asia

Business Profile

Sun Life Financial’s history in Asia dates back to the early 1890s. Today, SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia and Vietnam(1) as well as through joint ventures with local partners in the Philippines, Indonesia, Malaysia, China and India. These seven markets account for over 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, China and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels, with agency remaining the largest distribution channel. This helps move forward our goal of growing Asia through distribution excellence in higher growth markets.

Strategy

Our goal is to strengthen our competitive position in Asia and to develop into a significant long-term revenue and earnings growth operation. As such, we continue to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage our worldwide resources to bring industry-leading products, services and best practices to Asia.

(1)	We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

42 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

2015 Business Highlights

•

On January 7, 2016, we increased our ownership in our Vietnam joint venture, PVI Sun Life, from 49% to 75%. Vietnam has been one of the fastest growing economies in Asia in recent years and the life insurance and pensions industry is expected to continue to experience strong growth.

•

In December 2015, we announced an agreement to increase our ownership interest in BSLI from 26% to 49%, which is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions. The increased stake in BSLI aligns with our objective of expanding our presence in markets with strong growth opportunities and will strengthen the Company’s long-standing partnership with the Aditya Birla Group in India, which is also Sun Life Financial’s partner in Birla Sun Life Asset Management Company Limited, in which we already have a 49% share.

•

We were ranked among the top six insurance companies in the 2015 list of Asia’s Top 1000 Brands from media research firm Nielsen and marketing authority Campaign Asia-Pacific. Sun Life Financial improved its rank more than any other insurance company, and achieved an improved rank in all seven markets where the Company has operations.

•

We celebrated 120 years of business in the Philippines and maintained our position as the leading life insurance company based on premium income(1). The company received two awards, the annual “Employer of the Year” award by the People Management Association of the Philippines based on leadership, business results and contributions to the community and the “Life Insurance Company of the Year Award” at the 19th Asia Insurance Industry Awards 2015 based on professional standards, knowledge and understanding of the needs of customers and intermediaries. Individual insurance sales grew by 19% from 2014, measured in local currency, with agency sales increasing by 16% and agency force growing to more than 7,700 advisors as at the end of 2015.

•

In Hong Kong, agency sales grew 4% compared to 2014 and agency headcount reached 1,921 as at the end of 2015. We also continue to generate strong sales from the pension business, with C$5.8 billion AUM, a growth of 15%, measured in local currency, compared to 2014 notwithstanding generally weak equity markets. The strong fund performance of our pension business brought us nine Top Fund Awards 2015 from Bloomberg Businessweek and three Best in Class Awards from the Benchmark Fund of the Year Awards 2015.

•

In Indonesia, sales continue to grow, with agency headcount ending at 9,864 as at the end of 2015 and agency sales up 23% compared to 2014, measured in local currency. PT Sun Life Financial Indonesia attained the “Best Family Takaful Provider Indonesia 2015” award at the Global Banking and Finance Review Awards which recognizes innovative banking and investment strategies, achievements and inspirational changes in the financial sector.

•

In Malaysia, individual insurance sales increased by 29% from 2014, measured in local currency, driven by growth in the bancassurance and telemarketing channels. Sun Life Malaysia won the “Most Transformational Company Award” from its direct marketing business partner, ReMark International. Amidst all of ReMark’s Global Insurance partners, Sun Life Malaysia was recognized for the great strides made in direct marketing and innovations in channels and products, resulting in Sun Life Malaysia’s direct distribution channel being one of the largest in Malaysia.

Financial and Business Results

Summary statements of operations

($ millions)	2015	2014	2013
Net premiums	1,171	804	746
Net investment income	52	832	110
Fee income	306	230	180
Revenue	1,529	1,866	1,036
Client disbursements and change in insurance contract liabilities	524	1,125	409
Commissions and other expenses	646	516	444
Income tax expense (benefit)	48	43	33
Reported net income	311	182	150
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(7)
Operating net income(1)	311	182	157
Less: Market related impacts	19	(12)	27
Less: Assumption changes and management actions	40	20	7
Underlying net income(1)	252	174	123
Operating ROE(1)	9.2	6.8	6.9
Underlying ROE(1)	7.4	6.5	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income and operating net income was $311 million in 2015, compared to reported net income and operating net income of $182 million in 2014. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which is set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $35 million.

Underlying net income was $252 million, compared to $174 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by interest rate and equity market changes, compared to an unfavourable effect in 2014 primarily driven by interest rates partially offset by equity market changes.

(1)	Based on figures released in 2015 by the Insurance Commission in the Philippines based on premium income in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 43

Net income in 2015 increased compared to 2014, primarily driven by business growth.

SLF Asia’s revenue was $1.5 billion in 2015 compared to $1.9 billion in 2014 due to unfavourable movements in the fair value of invested assets, partially offset by business growth.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual insurance sales(1)

($ millions)	2015	2014	2013
Philippines	178	133	117
Hong Kong	144	124	103
Indonesia	45	41	38
India	37	40	52
China	40	49	40
Vietnam	9	7	7
Malaysia	35	28	16
Total	488	422	373
(1)	Sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam are based on our proportionate equity interest. We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

Individual life insurance sales in 2015 were up 16% from 2014 with strong sales in agency for the Philippines, Indonesia and Vietnam which were up by 16%, 23% and 85%, respectively, measured in local currency. Sales in Malaysia were up 29%, measured in local currency, driven by growth in the bancassurance and telemarketing channels. Sales in Hong Kong were level with 2014, measured in local currency. We continued to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force and bancassurance channel. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Sun Life of Canada (Philippines), Inc. maintained its position as the leading life insurance company in the Philippines. Our career agency sales force increased by 16% to 7,731 advisors in 2015. On a local currency basis, individual insurance sales were up 19% from 2014, with 16% growth in the agency channel and 52% growth in the bancassurance channel. Mutual fund AUM grew by 15%, measured in local currency, to C$1.5 billion from 2014.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system), and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.

Agency headcount reached 1,921 as at the end of 2015. On a local currency basis, individual insurance sales in the agency channel were up 4% from 2014. AUM in our pension business reached C$5.8 billion, up 15% from 2014, measured in local currency.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. PT CIMB Sun Life serves PT Bank CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 5% from 2014. Sales from the agency channel of PT Sun Life Financial Indonesia were up 23% and agency headcount increased to 9,864 in 2015.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited(1), our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute BSLI’s mutual funds to the retail sector, while direct distribution serves corporate clients.

On a local currency basis, individual life insurance sales at BSLI were down 15% from 2014 due to the company’s focus on improving the quality and sustainability of new business and the loss of a key bancassurance partner. On a local currency basis, gross sales in Birla Sun Life Asset Management Company Limited were up 12%, and AUM increased 25% from 2014. AUM as at the end of 2015 were C$30.4 billion, of which C$14.9 billion is reported in our AUM.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in BSLI and a 49% stake in Birla Sun Life Asset Management Company Limited.

44 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

China

Sun Life Everbright Life Insurance Company Limited (“SLEB”), in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing, and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of China’s population. SLEB has a 99% ownership stake in the Sun Life Everbright Asset Management Co., Ltd.

On a local currency basis, sales of individual insurance products by SLEB were down 28% in 2015 compared to 2014, despite a 41% growth in the agency channel, due to SLEB’s focus on improving sales sustainability and profitability in the bancassurance channel.

Vietnam

In Vietnam, we offer individual insurance and pensions through PVI Sun Life Insurance Company Limited, our subsidiary, in which we increased our ownership stake from 49% to 75% on January 7, 2016. The products are distributed through a career agency sales force and a corporate sales team.

On a local currency basis, sales of individual insurance products in Vietnam increased 12% from 2014, as a result of strong sales momentum from our career agency force.

Malaysia

Our operations in Malaysia offer individual and group insurance through Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad, our joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad, in which we have a 49% ownership stake. The companies have an exclusive bancassurance agreement with CIMB Group to distribute insurance and takaful products through CIMB’s bank network across Malaysia.

Individual insurance sales in Malaysia were up 29% in 2015 compared to 2014, driven by growth in the bancassurance and telemarketing channels.

2016 Outlook and Priorities

Asia’s economic growth has underpinned the expansion of the life insurance industry. This, combined with favourable demographics, low penetration rates for insurance and significant growth of the middle class, provides tremendous opportunities for SLF Asia. On the other hand, changing regulatory regimes, increased competition from new entrants in the Asian market and economic uncertainty pose challenges to our businesses.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus our efforts on the following strategic initiatives:

•	Continuing to grow our agency forces, both in quantity and quality;
•	Further expanding alternative channels such as bancassurance;
•	Continuing to expand our product offerings to address customer needs;
•	Growing our health and accident, and wealth management businesses;
•	Further strengthening our brand position in the region;
•	Investing in digital technology to support our growth; and
•	Enhancing risk management and operational efficiency to improve profitability, and to support future growth across the region.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support.

SLF U.K. has a run-off block of business consisting of approximately 719,000 in-force life and pension policies, with approximately £11.6 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team.

Corporate Support operations consist of the Company’s Run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our Run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes long-term care, medical coverage, and guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident which are 100% retroceded.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 45

Financial and Business Results

Summary statements of operations ($ millions)	2015	2014	2013(1)
Net premiums	(28)	124	303
Net investment income	160	1,398	(36)
Fee income	83	88	92
Revenue	215	1,610	359
Client disbursements and change in insurance contract liabilities	(132)	1,312	220
Commissions and other expenses	361	324	351
Income tax expense (benefit)	(140)	(95)	(146)
Dividends paid to preferred shareholders	100	111	118
Reported net income (loss)	26	(42)	(184)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business
SLF U.K.	–	–	(2)
Corporate Support	–	–	(3)
Less: Acquisition, integration and restructuring costs:
SLF U.K.	–	–	–
Corporate Support	(17)	(26)	(22)
Operating net income (loss)(2)	43	(16)	(157)
Less: Market related impacts	14	6	16
Less: Assumption changes and management actions	11	41	(60)
Underlying net income (loss)(2)	18	(63)	(113)
(1)	The 2013 results are from the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

The reported net income was $26 million in the Corporate segment in 2015, compared to a reported net loss of $42 million in 2014. Operating net income was $43 million in 2015, compared to an operating net loss of $16 million in 2014. Operating net income (loss) excludes acquisition, integration and restructuring costs in 2015 and 2014, which are set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $16 million.

Underlying net income was $18 million in 2015, compared to an underlying net loss of $63 million in 2014. Underlying net income (loss) excludes from operating net income (loss) market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by interest rates partially offset by equity markets, compared to a favourable effect in 2014, primarily driven by interest rates and partially offset by equity markets.

Net income by business unit ($ millions)	2015	2014	2013(1)
SLF U.K.(2)	200	174	136
Corporate Support(2)	(157)	(190)	(293)
Operating net income (loss)(2)	43	(16)	(157)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business
SLF U.K.	–	–	(2)
Corporate Support	–	–	(3)
Acquisition, integration and restructuring costs:
SLF U.K.	–	–	–
Corporate Support	(17)	(26)	(22)
Reported net income (loss)	26	(42)	(184)
(1)	The 2013 results are from the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

46 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

SLF U.K.

SLF U.K.’s operating net income was $200 million in 2015, compared to $174 million in 2014. Net income in 2015 reflected favourable effect of interest rates, currency impacts, policyholder behaviour, mortality experience, and assumption changes and management actions, partially offset by equity markets. Net income in 2014 included favourable impact of assumption changes and management actions and non-recurring tax-related items, partially offset by other unfavourable experience items.

Corporate Support

In Corporate Support, the operating net loss was $157 million in 2015, compared to an operating net loss of $190 million in 2014. The decrease in loss in 2015 relative to 2014 was due to lower preferred share dividends, tax benefits, and lower expenses.

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination & Investment Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.

Investment Profile

We had total general fund invested assets of $138.0 billion as at December 31, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $12.8 billion was primarily due to the currency impact of the weakening Canadian dollar and operating activity partially offset by a decrease from changes in fair value. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.5% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.8% and 4.7% of the portfolio, respectively, and the remaining 6.0% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies and sectors.

Additional detail on our investments is provided in Notes 5 and 6 to our 2015 Annual Consolidated Financial Statements.

The following table sets out the composition of our general fund invested assets(1).

Investments(1)	December 31, 2015			December 31, 2014

($ millions)	Carrying value	Fair value	% of total carrying value	Carrying value	Fair value	% of total carrying value
Cash, cash equivalents and short-term securities	8,983	8,983	6.5%	6,818	6,818	5.4%
Debt securities - FVTPL	56,785	56,785	41.2%	53,127	53,127	42.4%
Debt securities - AFS	13,111	13,111	9.5%	13,087	13,087	10.5%
Equity securities - FVTPL	4,426	4,426	3.2%	4,357	4,357	3.5%
Equity securities - AFS	887	887	0.6%	866	866	0.7%
Mortgages and loans	39,103	41,849	28.3%	33,679	36,700	26.9%
Derivative assets	1,866	1,866	1.4%	1,839	1,839	1.5%
Other invested assets	3,111	3,111	2.3%	2,375	2,375	1.9%
Policy loans	3,151	3,151	2.3%	2,895	2,895	2.3%
Investment properties	6,540	6,540	4.7%	6,108	6,108	4.9%
Total invested assets	137,963	140,709	100%	125,151	128,172	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 47

Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies and sectors.

As at December 31, 2015, our exposure to the energy sector for debt securities and corporate loans was $5.6 billion, of which 93% was rated investment grade ($5.5 billion, of which 98% was rated investment grade as at December 31, 2014). Approximately 45% of our energy sector exposure was invested in pipeline, storage and transportation entities, approximately 15% was invested in integrated oil and gas entities, and the remaining exposure was invested in companies involved in exploration and production, refining and drilling and servicing, which included approximately 7% in drilling and oil field services.

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property exposure to the oil and gas sector was located in Alberta, which represented approximately 8% of our mortgage portfolio and approximately 21% of our real estate portfolio. Within our Alberta portfolio, there has been no significant change in exposure to energy sector tenants and there have been no material indications of stress such as arrears, mortgage defaults and tenant insolvencies. However, as the period of weak energy prices continues, market fundamentals within the province are deteriorating, resulting in rising vacancy levels and lower rental rates, which should they continue, may lead to further reductions in valuations particularly in the office sector. We continue to closely monitor the impact of these market changes in the energy sector on the real estate and mortgage portfolios.

As at December 31, 2015, our exposure to the metals and mining sub-sector consists of debt securities and was $0.8 billion, of which 97% is investment grade and is diversified by several different commodity types. The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of this MD&A.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at December 31, 2015, we held $69.9 billion of debt securities, representing 50.7% of our total invested assets compared to $66.2 billion, representing 52.9% as at December 31, 2014. Debt securities with a credit rating of “A” or higher represented 67.9% of the total debt securities as at December 31, 2015, consistent with December 31, 2014. Debt securities with a credit rating of “BBB” or higher represented 96.9% of total debt securities as at December 31, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities not issued or guaranteed by sovereign, regional and municipal governments represented 66.0% of our total debt securities as at December 31, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at December 31, 2015 were $23.8 billion, compared to $22.1 billion as at December 31, 2014. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at December 31, 2015.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2015		December 31, 2014
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	15,411	1,826	14,650	2,391
United States	1,702	6,046	1,590	5,992
United Kingdom	2,561	1,937	2,484	1,992
Philippines	2,745	42	2,575	17
Eurozone(1)	237	828	171	762
Other	1,111	1,577	611	1,390
Total	23,767	12,256	22,081	12,544
(1)	Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.1% was rated investment grade and 77.4% had a credit rating of “A” or higher.

Our gross unrealized losses as at December 31, 2015 for FVTPL and AFS debt securities were $1.1 billion and $0.22 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014. The increase in gross unrealized losses was largely due to the impact of rising interest rates, including credit spreads, primarily in the U.S.

48 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Debt Securities by Issuer and Industry Sector

	December 31, 2015			December 31, 2014
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	2,383	1,637	4,020	1,831	1,717	3,548
Canadian provincial and municipal government	10,555	836	11,391	10,335	768	11,103
U.S. government and agency	1,272	430	1,702	1,183	406	1,589
Other foreign government	5,916	738	6,654	5,305	536	5,841
Total government issued or guaranteed debt securities	20,126	3,641	23,767	18,654	3,427	22,081
Corporate debt securities by industry sector:
Financials	9,905	2,351	12,256	9,510	3,034	12,544
Utilities	6,628	646	7,274	6,164	578	6,742
Consumer discretionary	2,375	893	3,268	2,746	992	3,738
Industrials	3,880	847	4,727	2,911	576	3,487
Consumer staples	2,100	580	2,680	2,175	564	2,739
Telecommunication services	1,859	372	2,231	1,708	516	2,224
Energy	3,727	831	4,558	3,714	806	4,520
Materials	1,249	319	1,568	1,331	400	1,731
Other	1,945	687	2,632	1,402	562	1,964
Total corporate debt securities	33,668	7,526	41,194	31,661	8,028	39,689
Asset-backed securities	2,991	1,944	4,935	2,812	1,632	4,444
Total debt securities	56,785	13,111	69,896	53,127	13,087	66,214

Our debt securities as at December 31, 2015 included $12.3 billion invested in the financial sector, representing approximately 17.5% of our total debt securities, or 8.9% of our total invested assets. This compares to $12.5 billion, or 18.9% of the total debt security portfolio, or 10.0% of our total invested assets as at December 31, 2014.

Our debt securities as at December 31, 2015 included $4.9 billion of asset-backed securities reported at fair value, representing 7.1% of our total debt securities, or 3.6% of our total invested assets. This compares to $4.4 billion representing 6.7% of total debt securities, or 3.6% of our total invested assets as at December 31, 2014.

The credit risk ratings in the following table were established in accordance with the process described in this MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.

Debt Securities by Credit Rating

	December 31, 2015			December 31, 2014
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating:
AAA	8,684	4,283	12,967	7,317	3,975	11,292
AA	10,046	1,189	11,235	10,201	1,620	11,821
A	19,526	3,709	23,235	18,068	3,786	21,854
BBB	16,974	3,316	20,290	16,259	3,218	19,477
BB and lower	1,555	614	2,169	1,282	488	1,770
Total debt securities	56,785	13,111	69,896	53,127	13,087	66,214

Debt Securities by Geography

	December 31, 2015			December 31, 2014
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	20,400	3,373	23,773	20,008	3,779	23,787
United States	20,432	6,546	26,978	17,978	6,100	24,078
United Kingdom	6,416	662	7,078	6,286	805	7,091
Other	9,537	2,530	12,067	8,855	2,403	11,258
Total debt securities	56,785	13,111	69,896	53,127	13,087	66,214

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 49

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at December 31, 2015, we had a total of $39.1 billion in mortgages and loans, representing 28.3% of our total invested assets, compared to $33.7 billion representing 26.9% as at December 31, 2014. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table(1).

Mortgages and Loans by Geography

	December 31, 2015			December 31, 2014
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,067	13,271	21,338	7,847	12,308	20,155
United States	6,725	7,442	14,167	5,563	5,196	10,759
United Kingdom	–	886	886	1	776	777
Other	–	2,712	2,712	–	1,988	1,988
Total	14,792	24,311	39,103	13,411	20,268	33,679
(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at December 31, 2015, we held $14.8 billion of mortgages, compared to $13.4 billion as at December 31, 2014. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2015, 24.8% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2015, compared to approximately 54% as at December 31, 2014. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.73 times. Of the loans in the Canadian commercial mortgage portfolio, 31.0% were insured by the Canada Mortgage and Housing Corporation (“CMHC”).

As at December 31, 2015, we held $24.3 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The credit risk ratings in the following table were established in accordance with the process described in this MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.

Corporate Loans by Credit Rating

As at December 31 ($ millions)
	2015	2014
Loans by credit rating:
AAA	409	374
AA	3,174	2,199
A	11,532	10,022
BBB	8,499	7,215
BB and lower	697	438
Impaired	–	20
Total loans	24,311	20,268

As at December 31, 2015, 97.1% of our total corporate loan portfolio is investment grade, compared to 97.7% as at December 31, 2014.

50 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Mortgages and Loans Past Due or Impaired

	December 31, 2015

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,690	24,279	38,969	–		–	–
Past due:
Past due less than 90 days	7	32	39	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	137	7	144	42	(1)	7	49
Total(1)	14,834	24,318	39,152	42		7	49

	December 31, 2014

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total(1)	13,448	20,284	33,732	37		16	53
(1)	Includes $21 million of sectoral provisions as at December 31, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Our impaired mortgages and loans, net of allowance for losses, were $95 million as at December 31, 2015, compared to $101 million as at December 31, 2014. The majority of impaired mortgages are in the United States.

Equities

Our equity portfolio is well diversified and approximately 55.5% of our portfolio was invested in exchange-traded funds as at December 31, 2015, compared to 56.8% as at December 31, 2014. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund and Standard & Poor’s Depository Receipts. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

Equities by Issuer Country

	December 31, 2015			December 31, 2014

($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	2,887	40	2,927	3,016	62	3,078
United States	706	634	1,340	622	598	1,220
United Kingdom	112	5	117	107	4	111
Other	721	208	929	612	202	814
Total equity securities	4,426	887	5,313	4,357	866	5,223

As at December 31, 2015, 55.1% of our equity portfolio consisted of Canadian issuers; 25.2% of U.S. issuers; 2.2% of U.K. issuers; and 17.5% of issuers from other jurisdictions. Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2015. As at December 31, 2015, our equity exposure to the energy sector was less than 10% of the total equity portfolio. Excluding exchange-traded funds, this exposure declines to 2%.

Investment Properties

Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 83.6% as at December 31, 2015. Our investment properties included 68.9% located in Canada, 29.5% in the United States and the remaining 1.6% in the United Kingdom as at December 31, 2015.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 51

Investment Properties by Type and Geography

	December 31, 2015		December 31, 2014
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,618	24.7%	1,638	26.8%
Industrial	931	14.2%	930	15.2%
Retail	988	15.1%	1,018	16.7%
Other	972	14.9%	862	14.1%
United States
Office	979	15.0%	769	12.6%
Industrial	415	6.3%	335	5.5%
Retail	444	6.8%	392	6.4%
Other	90	1.4%	74	1.2%
United Kingdom
Office	34	0.5%	28	0.5%
Industrial	11	0.2%	10	0.2%
Retail	45	0.7%	40	0.6%
Other	13	0.2%	12	0.2%
Total investment properties	6,540	100%	6,108	100%

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $1,866 million, while the fair value of derivative liabilities was $3,378 million as at December 31, 2015.

We use derivative instruments to manage risks related to interest rate, equity market, and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $1.1 billion, or 1.9% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets and the anticipated purchase of an equity interest. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter (“OTC”) derivative transactions are executed under ISDA Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	2015	2014
As at December 31
Net fair value	(1,512)	236
Total notional amount	57,845	48,211
Credit equivalent amount	607	738
Risk-weighted credit equivalent amount	7	7

The total notional amount of our derivatives increased to $57.8 billion as at December 31, 2015 from $48.2 billion as at December 31, 2014. The increase in the total notional amount was primarily due to an increase of $5.9 billion in interest rate contracts for duration matching activities and an increase of $0.9 billion in currency contracts hedging foreign currency assets.

52 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The notional amount of derivatives increased a further $2.0 billion due to the conversion of foreign currency notional balances into Canadian dollars.

The net fair value of derivatives was a net liability of $1,512 million as at December 31, 2015, compared to a net asset of $236 million as at December 31, 2014. The decrease in net fair value was due primarily to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2015, the credit equivalent amounts for foreign exchange contracts, interest rate contracts, and equity and other contracts were $375 million, $206 million and $26 million, respectively. The corresponding risk-weighted credit equivalent amounts were $3.6 million, $2.7 million and $0.2 million, respectively.

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv to our 2015 Annual Consolidated Financial Statements.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 45.7% of our invested assets as at December 31, 2015, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the amortized cost of these assets is greater than their fair values, unrealized losses are recognized in OCI. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $6.0 billion and the associated unrealized losses amounted to $0.26 billion as at December 31, 2015, and $3.2 billion and $0.04 billion, respectively, as at December 31, 2014. The gross unrealized losses for FVTPL and AFS debt securities were $1.1 billion and $0.22 billion as at December 31, 2015, respectively, compared to $0.22 billion and $0.04 billion as at December 31, 2014, respectively. The increase in gross unrealized losses was largely due to the impact of rising interest rates, including credit spreads, primarily in the U.S. during the year.

Impaired mortgages and loans, net of allowance for losses, amounted to $95 million as at December 31, 2015, compared to $101 million as at December 31, 2014 for these assets.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision as at December 31, 2015 was $2,077 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.3% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2015.

Our asset default provision as at December 31, 2015 was $161 million higher than the provision as at December 31, 2014, primarily due to the weakening of the Canadian dollar and increases in the provision for assets purchased net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 53

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2015	2014
Opening balance	1,916	1,564
Purchases, dispositions and net asset movement (1)	170	505
Changes in assumptions and methodologies	(8)	(33)
Changes in ratings	31	13
Release of provisions(2)	(254)	(230)
Currency	222	97
Closing balance	2,077	1,916
(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

Risk Management

Risk Management Framework

The Company has established a Risk Management Framework (“Risk Framework”) approved by the Board of Directors that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to customers and policyholders which are in line with our mission to help customers achieve lifetime financial security are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risk cannot necessarily be eliminated, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company’s business objectives over time and are not expected to exceed the pre-established boundaries for risk taking. The Risk Framework, corporate strategy, and business objectives, are all aligned to each other and the risk management protocols and programs are embedded within every business segment.

As a large financial services organization operating in a complex industry, the Company encounters a variety of risks. We are subject to financial and insurance risks connected to our liabilities to our customers and in connection with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our customers. We also face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political and regulatory environments. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key mandatory risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

Risk Culture and Philosophy

Our Risk Framework recognizes the importance of risk culture in the effective management of the Company’s risks. Our risk culture is supported by a strong tone from the top which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our risk management culture is that all employees have an important role to play in managing the Company’s risks. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, have established and communicated a common philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns.

The Risk Framework sets out the Company’s risk philosophy and includes the following core principles.

Strategic Alignment

Our corporate strategy and business objectives are required to be established within the boundaries and prescriptions set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity intended to achieve the business and financial objectives will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite limits and control points for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

54 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Stakeholder Interests

Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including policyholders, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The Policy prescribes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s risk philosophy and risk appetite. To ensure this, the business plans and business strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board of Directors. Compensation programs for employees are approved by the Board of Directors and the Board Committees and are aligned with the Company’s risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment

We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important features of capabilities that we assess.

Portfolio Perspective

In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business.

Risk-Adjusted Returns

Financial return metrics used to assess a business activity are required to be risk-adjusted. The financial return metrics are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

Risk Appetite and Risk Profile

Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board of Directors. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company’s risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfil long-term policyholder commitments is not compromised.

The Company’s risk appetite is the primary mechanism to communicate its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing long-term profitability and managing liquidity. To accomplish this, our risk appetite prescribes a wide array of qualitative and quantitative standards that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment and distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite and risk limits are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

Governance Structure and Accountabilities

Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Board of Directors

Our Board of Directors is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, the Board of Directors monitors that the principal risks are appropriately identified and managed. The Board of Directors oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 55

The Board of Directors has delegated primary oversight of risk management to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary function of the Risk Review Committee is to assist the Board of Directors with oversight of the management of risk enterprise-wide, and of the risk management function, and is responsible for actively monitoring and advising the Board on the Company’s overall risk profile, risk appetite, and risk management strategies and for overseeing the implementation of those strategies. The Committee promotes a balanced business and product model that seeks to achieve agreed upon risk-adjusted returns and allocate capital accordingly and which is aligned with the Company’s agreed risk appetite. The Committee oversees the development of risk management strategies and monitors that the risk profile is within the agreed risk appetite of the Company. The Committee oversees policies, practices, procedures and controls related to the capital structure, compliance with regulatory capital requirements, and recommends to the Board for approval, and monitors the annual Capital Plan. The Committee also oversees risk management activities of our subsidiaries and risk posed to the Company through its joint venture arrangements. It reviews and approves all risk management policies that are not otherwise assigned to other Board Committees and reviews compliance with those policies. In addition, where the Board has allocated oversight of specific risk management policies and programs to other Board committees, the Risk Review Committee is tasked with providing the Board with an integrated view of oversight of all risk management programs across all Board Committees.

The Board of Directors has delegated to the Governance, Nomination & Investment Committee responsibilities related to overseeing practices, procedures and controls related to the management of the general fund investment portfolio and monitoring of the Investment Plan. In addition, the Committee is also responsible for developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and developing processes to assess the effectiveness of the Board and its Committees.

The Audit & Conduct Review Committee is responsible for assisting the Board of Directors in reviewing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, review and approval of compliance policies, adequacy and effectiveness of the internal controls implemented and maintained by management, compliance with legal and regulatory requirements and the identification and management of compliance risk, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. In addition, the Management Resources Committee reviews the design, approval and governance of incentive programs to align business objectives and incentives, and to ensure that these incentive programs do not encourage excessive risk taking.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s risk appetite and risk limits, the processes in place to ensure identification of major risks facing the Company and the oversight of risk management strategies and programs to manage the risk profile within our risk appetite and overall objective of optimizing the risk and return of the Company.

The Investment & Credit Risk Committee is responsible for reviewing matters related to the management of the Company’s general funds’ assets which includes providing oversight and direction on the current and potential credit and investment risk exposures facing the Company and mitigating strategies to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company’s general fund liabilities across a wide array of economic scenarios.

The Operational Risk & Compliance Committee is responsible for providing oversight and direction on the operational risk exposures facing the Company and to ensure that effective operational risk management practices and controls, including compliance programs, are in place.

The Product Oversight Committee is responsible for overseeing the risks associated with the design and pricing of products. This includes reviewing product risk management policies, material changes to pricing methodologies and review of product strategy in consideration of product profitability.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the management of risk in the scope of their business accountability is in accordance with the Board-approved Risk Framework, Risk Appetite Policy and risk management policies.

We have adopted the three lines of defence model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and encourages that all functions engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks.

56 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy.

The Internal Audit function is the third line of defence and is responsible for providing independent assurance to the Audit & Conduct Review Committee on whether all significant risks are identified and appropriately reported to the Board Committees and executive officers, and assessing whether these risks are effectively controlled. Additionally, the Risk Review Committee may engage third-party independent reviews to supplement the third line of defence review of the effectiveness of the Company’s risk management programs.

Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and Board Committees regularly review and approve any significant changes to the risk management policies and also regularly review management’s reporting and attestation on compliance to these policies.

Risk Management Process

The risk management process as set out in our Risk Framework is described below:

Risk Identification and Measurement

All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, assessing probability and severity of risks, and conducting stress testing including sensitivity and scenario analysis.

A robust stress testing program is an essential component of the Company’s Risk Framework to measure, monitor and mitigate the Company’s risk exposures and ensure ongoing capital adequacy under plausible stress events. We perform stress testing on earnings, regulatory capital ratios and liquidity which is used to set the Company’s risk appetite and evaluate risk exposures versus limits and enables us to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and MCCSR impact from changes in an underlying risk factor, assuming that there are no changes to any of the other risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period under plausible adverse scenarios.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating how well the outcomes of the risk measurements and risk assessments for a business activity conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board of Directors, which is exercised through Board Committees and senior management committees described in the section of this MD&A under the heading Governance Structure and Accountabilities.

At least on a quarterly basis, the senior management committees, Board Committees and the Board of Directors review reports that summarize the risk profile, including the exposures across our principal risks including any changes in risk trends and emerging risks. These committees also review the effectiveness of the mitigation strategies presented in the reports. On a regular basis, the Board of Directors and the Board Committees review and approve any significant changes to key policies for the management of risk and review compliance with these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2015. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety. This information should be considered carefully together with other information in this MD&A and in our 2015 AIF, our 2015 Consolidated Financial Statements and other reports and materials that we file with securities regulators.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 57

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Risk Framework has grouped all risks into six major risk categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to, realize on any underlying security that may be used as collateral for the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

• Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
• Risk appetite limits have been established for credit risk.
• Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
• Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
• Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
• Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
• Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly.
• Internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by corporate risk management.
• Comprehensive due diligence processes and ongoing credit analyses are conducted.
• Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.

•   Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine probability of default and loss given default to arrive at a credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower’s or issuer’s credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk on our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 to our 2015 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

Market Risk

Risk Description

We are exposed to financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity market, interest rate and spread, real estate and foreign currency risks.

58 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

• Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
• Risk appetite limits have been established for equity market, interest rate, real estate and foreign currency risks.
• Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
• Comprehensive Asset Liability Management and hedging policies, programs and practices are in place.
• Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
• Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.

•     Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

Equity Market Risk

Equity market risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour, and mortality experience, which may result in negative impacts on our net income and capital.

We generate revenue from fee income in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when the asset cash flows and the policy obligations they support are mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums we have not received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 59

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

• Lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
• Shifts in the expected pattern of redemptions (surrenders) on existing policies;
• Higher hedging costs;
• Higher new business strain reflecting lower new business profitability;
• Reduced return on new fixed income asset purchases;
• The impact of changes in actuarial assumptions driven by capital market movements;
• Impairment of goodwill; and
• Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to the section of this MD&A under the heading Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $39 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2015 and $228 million (pre-tax) in 2015 ($49 million pre-tax in the fourth quarter of 2014 and $202 million pre-tax in 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $53 million and $197 million, respectively, after-tax as at December 31, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

60 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The following table sets out the estimated immediate impact on, or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities As at December 31, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(350)	$(100)	$100	$300
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	4% points increase

As at December 31, 2014(1)
($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase
(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of International Accounting Standard 19 Employee Benefits and its phase-in impact on available capital.

(5)	Represents the respective change across all equity markets as at December 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2014. This is primarily as a result of changes in measurement of sensitivities related to assumption changes and management actions.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2015. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 61

Credit Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
December 31, 2015	$ (100)	$ 75
December 31, 2014	$ (100)	$ 125

(1)   Sensitivities have been rounded to the nearest $25 million.

(2)   In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)	20 basis point decrease	20 basis point increase
December 31, 2015	$ 50	$ (50)
December 31, 2014	$ 75	$ (75)
(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section of this MD&A under the heading Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2015.

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

62 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2015 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

Segregated Fund Risk Exposures ($ millions)

	December 31, 2015
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance(4)	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420

	December 31, 2014
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895
(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 63

The movement of the items in the table above from December 31, 2014 to December 31, 2015 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the natural run-off of the block net of new sales and unfavourable equity market movements, partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk increased primarily due to unfavourable equity market movements and the weakening of the Canadian dollar;
(iii)	the total value of guarantees increased due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block net of new sales; and
(iv)	the total insurance contract liabilities increased due to lower interest rates, unfavourable equity movements and the weakening of the Canadian dollar.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2015 and December 31, 2014.

Impact of Segregated Fund Hedging ($ millions)

December 31, 2015

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(600)
Hedging impact	200	500	150	500
Net of hedging	–	50	(50)	(100)

December 31, 2014

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice, equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with risk management objectives.

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in North American real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2015 would decrease net income by approximately $175 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2015 would increase net income by approximately $175 million ($150 million increase as at December 31, 2014).

64 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability management policy. As at December 31, 2015 and December 31, 2014, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates to the extent that changes in available capital and required capital do not offset.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2015 and December 31, 2014, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 65

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected experience in the areas of mortality, morbidity, longevity and policyholder behaviour. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for mortality and morbidity, longevity and policyholder behaviour risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Insurance Risk Management Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•

The Insurance Risk Policy, and Investment and Credit Risk Management Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

•	Reinsurance counterparty risk is monitored, including through annual reporting to the Risk Review Committee.
•	Concentration risk exposure is monitored and mitigated on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience increases during economic slowdowns, especially with respect to disability coverages, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results. External factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

66 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Review Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

Longevity Risk

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is exacerbated for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

To improve management of longevity risk, we monitor research in the fields which could result in mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Policyholder Behaviour Risk

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk Review Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and must be approved by multi-disciplinary committees. Additional governance and control procedures have been listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 67

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position.

We have an Insurance Risk Policy, and Investment and Credit Risk Management Policy approved by the Risk Review Committee which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These policies also set out criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties and require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool to diversify this risk.

Additional information on insurance risk can be found in Note 7 to our 2015 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

Business and Strategic Risk

Risk Description

Business and strategic risk includes risks related to changes in the economic or political environment, changes in distribution channels or customer behaviour, changes in the competitive, legal or regulatory environment, and risks relating to the design or implementation of our business strategy.

Business and Strategic Risk Management Governance and Control

We employ a wide range of business and strategic risk management practices and controls, as outlined below:

•	Business and strategic risk governance practices are in place, including independent monitoring and review and reporting to senior management, the Board of Directors and the Board Committees.
•

Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed by our Executive Team and the key themes, issues and risks emerging are discussed by the Board of Directors and the Board Committees.

•	Our business and strategic plans are subject to approval by the Board of Directors, which also receives regular reviews of implementation progress against key business plan objectives.
•	Comprehensive policies including the Risk Framework, Risk Appetite Policy, Product Design and Pricing Policy, and Capital Risk Policy are in place.
•

Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.

•	Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•	Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.
•	Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Specific business and strategic risks are discussed below in further detail.

Economic and Political Risk

We operate in various geographies and our business and financial operations are susceptible to adverse global economic, political and regulatory changes. Our overall business and financial operations may be affected by adverse global economic and capital markets conditions resulting in market volatility, heightened credit risk, reduced valuation of investments and decreased economic activity. Continued economic uncertainty and volatility may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, new competitive dynamics and significant changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, and customer behaviour which can have a direct material adverse impact on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Distribution Risk

Failure to achieve planned distribution scale or appropriate and compliant distribution of products could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop online sales and customer support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including online sales and customer support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in

68 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

customer behaviour or regulatory environment. In addition, the lack of a well-diversified distribution model in some of our countries may cause over-reliance on agency channel or key partners.

Competition Risk

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers including non-traditional financial services companies is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, e-business capabilities, financial strength ratings, range of product lines and product quality, claims-paying ratings, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and customers. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to the legislations and regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change, could impact financial reporting, accounting processes and capital requirements, and could impact the ability of sales intermediaries to distribute our products, all of which could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relations with regulatory authorities and our ability to execute our business strategies and plans.

These changes could impact our capital requirements, the regulatory framework for pension arrangements and policies, the regulation of selling practices, sales intermediaries (such as bancassurance) and product structures, solvency requirements, regulation of executive compensation, enhanced corporate governance standards and restrictions on our foreign operations which may include changes to the limits on foreign ownership of local companies.

Implementation of Business Strategy

Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to implement these initiatives could also lead to cost structure challenges.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on our products. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder behaviour.

International Operations

The future success of our businesses in our international operations depends in large part on our ability to grow and compete in the markets where we operate. Challenges in these markets pose strategic and execution risk including our ability to attract and retain qualified employees and executives with local experience and critical skills, political, legal, economic, competition or other risks, risks associated with joint venture operations, developing and executing our risk management practices, and our ability to attract, retain, expand and diversify distribution channels.

Mergers, Acquisitions and Divestitures

We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. These transactions introduce the risk of financial loss due to a potential failure to achieve the expected financial or other strategic objectives. There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Additional information on business and strategic risk can be found in the Risk Factors section in our AIF.

Operational Risk

Risk Description

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

Operational Risk Management Governance and Control

We employ a wide range of operational risk management practices and controls, as outlined below:

•	Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•	Comprehensive Operational Risk Management Policies, guidelines and practices are in place.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 69

•	Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•

Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

•

We have established appropriate internal controls and systems, compensation programs, and seek to hire and retain competent people throughout the organization and provide ongoing training to our people.

•	Stress-testing techniques, such as DCAT are used to measure the effects of large and sustained adverse scenarios.
•

We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail.

Information Security and Privacy Risks

Our business is dependent on maintaining a secure environment for our customers, employees and other parties’ information. This requires the effective and secure use of information technology systems, including controls around logical access, physical access and data management. We collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our customers and employees. We also obtain services from a wide range of third-party service providers and have outsourced certain business and information technology functions to third parties in various jurisdictions.

We continue to make investments in technology, processes and cyber security professionals to position us to be better prepared to deal with the evolving threat landscape. Our security framework includes policies and procedures that are aligned with recognized industry standards and are compliant with applicable laws and regulations. We have well-established security controls (including logical, physical and data management controls) and processes that are intended to protect information and computer systems including information security risk assessments and privacy impact assessments. The framework also includes technology, process and behavioural based controls to protect our information systems and the data entrusted to us by our customers and employees. As part of the overall security program, we provide security awareness training sessions for all new employees and on an annual basis thereafter.

In particular, privacy breaches could occur and may result in unauthorized access and disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing reporting requirements relating to cyber security and more stringent consumer privacy legislation. Our global privacy program requires adherence to our global privacy commitment, local laws and local privacy policies. We monitor emerging privacy legislation and we have established a network of privacy officers in the business segments to monitor and provide guidance on handling personal information and for reporting privacy incidents to appropriate management for response and resolution. In addition, we conduct privacy impact assessments, training and regular monitoring and reporting to help mitigate these risks.

Social media risks could also significantly impact our reputation due to the broad reach and real-time interaction of such media. We monitor social media to enable us to take action to mitigate an event that could potentially have a negative impact on our brand.

Human Resources Risk

The competition for top talent (including executives, employees and distributors) is intense and an inability to recruit, retain and develop talent can have significant impact on our capacity to meet our business objectives. The loss of our top talent could have a material adverse effect on our operations given their skills, knowledge of our business, years of industry experience and the potential difficulty of promptly finding qualified replacements. If we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or design compensation programs that effectively drive employee behaviour, our ability to achieve business objectives, including operational, financial and growth goals, could be adversely affected.

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place. In addition, training, development and compensation programs are designed to attract, motivate and retain high-performing employees. Our leadership review program assesses talent and leadership development and is designed to build leadership bench strength and succession options. Through the monitoring of Company-wide employee engagement surveys we are able to devise strategies geared to address issues that may arise.

Execution and Integration Risks Relating to Mergers, Acquisitions and Divestitures

We regularly explore opportunities to acquire other financial services businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategy goals. We have recently announced acquisitions in various markets and have increased our stake in certain of our joint ventures in Asia. These transactions introduce the risks related to completing the transactions as planned including effective separation and integration of the transferred businesses, and effective or efficient integration, restructuring or reorganization of the businesses after the transactions have closed, and motivating and retaining personnel to effectively execute the transaction closure. These risks could have an impact on our business relationship with various stakeholders including future employees, customers, distributors and partners. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired business with our existing operations.

To mitigate this risk, we have established procedures to oversee the execution and integration of the merger and acquisition transactions. Regular updates on the execution and integration risks relating to these transactions are provided to the Board of Directors, Board Committees and senior management committees, as appropriate.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on customer fairness, conduct and anti-money laundering. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public

70 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet customer needs. To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational and data integrity, information security and systems availability. A system development methodology and process has also been designed and implemented.

Third-Party Risk

We engage in a variety of third-party relationships, including distributors, consultants, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or perform to expected standards.

To manage these risks, we have established Company-wide policies and standards which are consistent with OSFI’s and other local regulatory requirements. Our outsourcing and supplier risk management programs include specific requirements, guidelines and methodologies to effectively identify, assess, manage, monitor and report on the outsourcing and supplier risks.

Business Disruption Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations, and computer and Internet-enabled technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity planning, crisis management and disaster recovery. Our policy, standard and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. Each business area maintains its own business continuity plan under the oversight of the business continuity program and these elements are updated and tested on a regular basis. In addition, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management and risk management. The risk of inappropriate or erroneous design or use of models could have an adverse impact including errors in financial reporting impacting our profitability and financial position.

To manage model risk, we have established a robust, Company-wide model risk management procedures with respect to building, changing and using models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries. Our business decisions are dependent on the accuracy and completeness of the underlying data and information. Information management risk is the inability to capture, manage, retain and dispose records and data, and the inability to provide data on a timely and accurate basis to support the business decisions. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigations.

To manage and monitor information management risk, we have robust internal control framework and record management practices in place to ensure accuracy and completeness of the underlying data as well appropriate retention of the information.

Environmental Risk

Our financial performance may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of climate change or other environmental events. These include impacts from emerging environmental, regulatory and public policy developments, and environmental impacts on our suppliers and corporate clients. Further, an environmental issue on a property owned by us or on any property with which we are affiliated could have financial or reputational impacts. External factors such as stakeholder expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk. Climate change risks may also affect our suppliers, which could have a downstream impact on our operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 71

We maintain an environmental risk management program to help protect investment assets (primarily real estate, mortgage and certain private fixed income assets) from losses due to environmental issues and to help ensure compliance with applicable laws. An important aspect of the program is an assessment of new investment assets for existing and potential environmental risks. Additionally, all employees who are involved in underwriting and asset management investments in real estate and private debt secured by real estate complete environmental training and provide annual sign-off on compliance with the Company’s environmental guidelines. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. Environmental factors are incorporated into initial and ongoing reviews and assessments of public fixed income, private fixed income, real estate and commercial mortgage investments. Our cross-functional North American Investments Environmental Committee works to identify and assess environmental risks across our investment assets. Our International Sustainability Council convenes on broader environmental and sustainability issues. We report on environmental management annually in our Sustainability Report reviewed by the Governance, Nomination & Investment Committee.

Additional information on operational risk can be found in the Risk Factors section in our AIF.

Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt, and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments may increase under certain circumstances, which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans for the management of liquidity in the event of a liquidity crisis are maintained.
•

Stress testing is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

72 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2015 and December 31, 2014.
Financial Liabilities and Contractual Obligations
December 31, 2015 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,520	8,268	8,422	207,810	236,020
Senior debentures and unsecured financing(2)	150	300	574	6,309	7,333
Subordinated debt(2)	108	217	217	3,208	3,750
Bond repurchase agreements	1,549	–	–	–	1,549
Accounts payable and accrued expenses	6,489	–	–	–	6,489
Secured borrowings from mortgage securitization	14	83	309	362	768
Borrowed funds(2)	160	629	54	132	975
Total liabilities	19,990	9,497	9,576	217,821	256,884
Contractual commitments(3)
Contractual loans, equities and mortgages	711	290	83	789	1,873
Operating leases	93	178	149	502	922
Total contractual commitments	804	468	232	1,291	2,795

December 31, 2014 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,312	7,918	8,219	183,625	211,074
Senior debentures and unsecured financing(2)	168	336	628	6,972	8,104
Subordinated debt(2)	284	191	191	2,738	3,404
Bond repurchase agreements	1,333	–	–	–	1,333
Accounts payable and accrued expenses	5,422	–	–	–	5,422
Secured borrowings from mortgage securitization	7	14	221	107	349
Borrowed funds(2)	45	167	42	121	375
Total liabilities	18,571	8,626	9,301	193,563	230,061
Contractual commitments(3)
Contractual loans, equities and mortgages	1,137	235	47	579	1,998
Operating leases	70	134	115	407	726
Total contractual commitments	1,207	369	162	986	2,724
(1)	These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.
(2)	Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)	Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 24 of our 2015 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 to our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

On January 5, 2015, OSFI released a paper, Life Insurance Capital Framework – Standard Approach, which provides an update on approaches and methodologies being contemplated by OSFI as it revises the life insurance regulatory capital framework. The Company is engaged in ongoing discussions with OSFI and other industry participants on the development of this framework, and is actively participating in the related Quantitative Impact Studies conducted by OSFI. The final outcome of this OSFI initiative remains uncertain.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 73

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2015, we maintained cash, cash equivalents and short-term securities totaling $8.8 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities increased by $2,003 million in 2015. Cash flows generated by operating activities were $4,461 million in 2015, compared to $1,804 million in 2014. Cash used in financing activities in 2015 decreased by $834 million from 2014. Investing activities decreased cash by $723 million during 2015, compared to $13 million in 2014 due to acquisitions in 2015. The favourable effect of the weakening of the Canadian dollar against foreign currencies increased cash balances by $516 million in 2015, compared to an increase of $189 million in 2014.

($ millions)	2015	2014
Net cash provided by operating activities	4,461	1,804
Net cash provided by (used in) financing activities	(1,106)	(1,940)
Net cash provided by (used in) investing activities	(723)	(13)
Changes due to fluctuations in exchange rates	516	189
Increase (decrease) in cash and cash equivalents	3,148	40
Net cash and cash equivalents, beginning of year	3,364	3,324
Net cash and cash equivalents, end of year	6,512	3,364
Short-term securities, end of year	2,305	3,450
Net cash, cash equivalents and short-term securities, end of year	8,817	6,814

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $990 million in cash and other liquid assets as at December 31, 2015. Of this amount, $785 million was held at SLF Inc. The remaining $205 million of liquid assets were held by SLF Inc.’s wholly-owned holding companies, which are available to SLF Inc. without any regulatory restrictions. SLF Inc. and its wholly-owned holding companies had $1,827 million in cash and other liquid assets as at December 31, 2014. The decrease in cash and liquid assets in 2015 was primarily attributable to the acquisitions during 2015, including the purchase of $1,250 million of Sun Life Assurance preferred shares in connection with the funding of the pending acquisition of Assurant EB, as well as other operating and financing activities. Liquid assets as noted above, include cash and cash equivalents, short-term investments, and publicly traded securities.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2015					December 31, 2014

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	500	US$	77	2018	US$	500	US$	74	2018
Uncommitted	US$	400	US$	400	2017	US$	–	US$	–	–
Uncommitted		$205		$89	n/a		$225		$99	n/a
Uncommitted	US$	25	US$	12	n/a	US$	25	US$	12	n/a

The agreement relating to our committed credit facility contains typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2015. These covenants include, but are not limited to,

74 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $21.4 billion as at December 31, 2015.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Board of Directors reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc. and Sun Life Assurance. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

The following table summarizes the sources of our capital and our capital position over the past two years. Notes 14, 15, 16 and 22 to our 2015 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2015	2014
Subordinated debt	2,492	2,168
Innovative capital instruments(1)	697	697
Equity
Participating policyholders’ equity	168	141
Preferred shareholders’ equity	2,257	2,257
Common shareholders’ equity	18,993	16,474
Total equity	21,418	18,872
Total capital(2)	24,607	21,737
Ratio of debt to total capital(3)	13.0%	13.2%
Ratio of debt plus preferred shares to total capital(3)	22.1%	23.6%
(1)	Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust and Sun Life Capital Trust II. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(2)	Excludes non-controlling interests.
(3)	Debt includes all short-term and long-term obligations.

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at December 31, 2015, our total capital was $24.6 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders’ net income of $2,185 million, OCI of $1,295 million, and the issuance of $500 million of subordinated debentures, partially offset by the $830 million of dividends on common shares (net of the Canadian dividend reinvestment and share purchase plan), $212 million of common share purchases under our normal course issuer bid, and redemption of US$150 million of subordinated debentures.

Common shareholders’ equity was $19.0 billion as at December 31, 2015, compared with $16.5 billion as at December 31, 2014. The $2.5 billion increase was due to common shareholders’ net income and OCI in 2014, partially offset by dividends on common shares and common shares repurchased.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the innovative capital instruments and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 22.1% as at December 31, 2015, compared with 23.6% as at December 31, 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 75

On June 30, 2015, 6.0 million Series 8R Shares of SLF Inc. were converted into Series 9QR Shares of SLF Inc. through a shareholder option, on a one-for-one basis. After the conversion, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 16 of our Annual Consolidated Financial Statements.

On September 25, 2015, SLF Inc. issued $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. The net proceeds will be used to partially fund the acquisition of Assurant EB and may also be used for general corporate purposes.

On November 23, 2015, SLF Inc. redeemed all of the outstanding $600 million principal amount of the Series A Senior Debentures due 2035 in accordance with the terms of the Series A Senior Debentures.

On December 15, 2015, the US$150 million principal amount of Subordinated Unsecured 7.25% Debentures due 2015 issued by Sun Canada Financial Company matured and was repaid.

As at December 31, 2015, our debt capital consisted of $2.5 billion in subordinated debentures and $0.7 billion of innovative capital instruments. The maturity dates of our long-term debt are well distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year.

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2015.

Description	Interest Rate	Earliest Par Call Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2012-1	4.38%	March 2, 2017	2022	800
Series 2014-1	2.77%	May 13, 2019	2024	250
Series 2015-1	2.60%	September 25, 2020	2025	500

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2014	Perpetual	400
Series 2	4.80%	September 30, 2014	Perpetual	325
Series 3	4.45%	March 31, 2015	Perpetual	250
Series 4	4.45%	December 31, 2015	Perpetual	300
Series 5	4.50%	March 31, 2016	Perpetual	250
Series 8R(2)	2.275%	June 30, 2020	Perpetual	130
Series 9QR(3)	Floating	June 30, 2020	Perpetual	150
Series 10R(4)	3.90%	September 30, 2016	Perpetual	200
Series 12R(5)	4.25%	December 31, 2016	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2020, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Series 9QR Shares on June 30, 2020, and every five years thereafter.
(3)	Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020, and on June 30 every five years thereafter.
(4)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016, and every five years thereafter. Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(5)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (“Series 13QR Shares”) on December 31, 2016, and every five years thereafter. Holders of Series 13QR Shares will be entitled to receive quarterly floating rate non-cumulative dividend at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

76 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2015	2014
Balance, beginning of year	613.1	609.4
Stock options exercised	1.6	2.4
Common shares repurchased	(5.3)	(0.9)
Canadian Dividend Reinvestment and Share Purchase Plan	2.0	2.2
Shares issued as consideration for business acquisition	0.9	–
Balance, end of year	612.3	613.1
Number of Stock Options Outstanding
(in millions)	2015	2014
Balance, beginning of year	6.4	9.2
Options issued	0.4	0.4
Options exercised, cancelled or expired	(2.0)	(3.2)
Balance, end of year	4.8	6.4

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the Toronto Stock Exchange (“TSX”) and alternative Canadian trading platforms (the “Exchanges”) at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2015 were issued with no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan will be purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2015, SLF Inc. issued approximately 2.0 million shares from treasury under the Plan.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and at the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007.

As at January 29, 2016, 4,809,679 million options to acquire SLF Inc. common shares and 612,333,824 million common shares of SLF Inc. were outstanding.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it was authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015, and subsequently the normal course issuer bid was not renewed. During 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program. The purchases were made through the facilities of the Exchanges, at prevailing market rates and all common shares purchased by SLF Inc. were cancelled.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board of Directors reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50% based on underlying income, except where circumstances and the factors noted above would suggest a different ratio.

During 2015, our dividend payout ratio to common shareholders based on our reported net income was 43% and on an underlying net income basis was 40%.

SLF Inc. increased its quarterly common shareholders’ dividend to $0.39 for the fourth quarter of 2015. Total common shareholder dividends declared in 2015 were $1.51 per share, compared to $1.44 in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 77

Dividends declared Amount per share	2015	2014	2013
Common shares	$1.51	$1.44	$1.44

Class A preferred shares
Series 1	$1.187500	$1.187500	$1.187500
Series 2	$1.200000	$1.200000	$1.200000
Series 3	$1.112500	$1.112500	$1.112500
Series 4	$1.112500	$1.112500	$1.112500
Series 5	$1.125000	$1.125000	$1.125000
Series 6R(1)	$–	$0.750000	$1.500000
Series 8R(2)	$0.828100	$1.087500	$1.087500
Series 9QR(3)	$0.243300	$–	$–
Series 10R	$0.975000	$0.975000	$0.975000
Series 12R	$1.062500	$1.062520	$1.062520
(1)	Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R shares were redeemed in full on June 30, 2014.
(2)	Prior to June 30, 2015, the annual dividend rate was 4.35%. The dividend rate was reset on June 30, 2015 to a fixed annual dividend rate of 2.275% until June 30, 2020. Every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. The annual dividend per share in the table above is the amount paid per share in 2015. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Series 9QR Shares on June 30, 2020 and every five years thereafter.
(3)	Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. The dividend rate for the period commencing on June 30, 2015 to but excluding September 30, 2015 was 2.075% per annum or $0.13 per share per quarter. The dividend rate for the period commencing on September 30, 2015 to but excluding December 31, 2015, was 1.786% per annum or $0.11 per share per quarter. Total dividends paid in 2015 were $0.24 per share. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020 and on June 30 every five years thereafter.

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company. Prior to January 1, 2016, SLF Inc. was subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework to assess capital adequacy for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target. Effective January 1, 2016, Insurance Holding Companies are subject to the MCCSR capital rules which have been established by OSFI and Guideline A-2 will be repealed.

Sun Life Assurance

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to OSFI’s MCCSR capital rules. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 240% as at December 31, 2015, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this MD&A.

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2015	2014
Capital available
Retained earnings and contributed surplus	10,831	9,791
Accumulated other comprehensive income	2,194	923
Common and preferred shares	5,596	4,346
Innovative capital instruments and subordinated debt	1,047	1,047
Other	152	167
Less:
Goodwill	1,553	1,363
Non-life investments and other	1,880	1,770
Total capital available	16,387	13,141
Required capital
Asset default and market risks	4,078	3,672
Insurance risks	1,646	1,375
Interest rate risks	1,095	1,009
Total capital required	6,819	6,056
MCCSR ratio	240%	217%

78 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Sun Life Assurance’s MCCSR ratio was 240% as at December 31, 2015, which includes the issuance of $1,250 million of preferred shares by Sun Life Assurance to SLF Inc. in connection with the funding of the pending acquisition of Assurant EB, compared to 217% as at December 31, 2014. Excluding this impact, the increase in the MCCSR ratio over the period primarily results from earnings net of dividends to SLF Inc., partially offset by capital used to support new business and the impact of a partial recapture of a reinsurance arrangement. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2015 AIF under the heading Regulatory Matters.

OSFI has released the 2016 MCCSR Guideline, which is effective for reporting periods commencing January 1, 2016. It is not expected that the changes in the 2016 MCCSR Guideline will have a material impact on Sun Life Assurance’s MCCSR ratio. As noted above, the 2016 MCCSR Guideline will be applicable to Insurance Holding Companies effective January 1, 2016. Effective the first quarter of 2016, we will disclose the MCCSR ratio of both SLF Inc. and Sun Life Assurance.

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2015. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

In the U.S., as at December 31, 2015, we have two reinsurance arrangements with affiliated reinsurance captives, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. In 2013, we completed the restructuring of a reinsurance arrangement, transitioning from a captive reinsurer domiciled outside of the U.S. to one domiciled in Delaware for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance captive is supported by a guarantee from SLF Inc. The Vermont reinsurance captive was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont captive structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.’s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2016 and December 31, 2014.

	Standard & Poor’s	Moody’s	A.M. Best	DBRS
January 31, 2016	AA-	Aa3	A+	AA(low)	(1)
December 31, 2014	AA-	Aa3	A+	IC-1

(1)	On December 17, 2015, DBRS published a new global insurance methodology, implementing the financial strength rating scale and withdrawing the previous claims paying ability rating.

All rating agencies currently have stable outlooks on Sun Life Assurance’s financial strength ratings. Rating agencies took the following actions on the financial strength rating of Sun Life Assurance throughout 2015:

•	March 30, 2015 – Standard & Poor’s affirmed the financial strength rating with a stable outlook.
•	July 9, 2015 – A.M. Best affirmed the financial strength rating with a stable outlook.
•	July 23, 2015 – Moody’s affirmed the financial strength rating with a stable outlook.
•	December 17, 2015 – DBRS assigned a financial strength rating of AA (low) with a stable outlook and withdrew the claims paying ability rating.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized AUM held by these non-consolidated structured entities were $7 million as at December 31, 2015, compared to $15 million as at December 31, 2014.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the CMHC. The

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 79

securitization of the residential mortgages with the CMHC does not qualify for derecognition and remains on our Consolidated Statements of Financial Position. Additional information on this program can be found in Note 5 to our 2015 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2015, we loaned securities with a carrying value of $1.4 billion for which the collateral held was $1.5 billion. This compares to loaned securities of $1.4 billion, with collateral of $1.5 billion as at December 31, 2014.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 24 to our 2015 Annual Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in this MD&A in the section under the heading Risk Management – Liquidity Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 11 of our 2015 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

80 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour, and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 81

illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Operating Expenses and Inflation

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking statements. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2015 and as at December 31, 2014. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2015 and December 31, 2014. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2015 and December 31, 2014.

82 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this MD&A under the heading Market Risk Sensitivities. The following table summarizes the impact these sensitivities would have on our net income.

Critical Accounting Estimate	Sensitivity	2015	2014
($ millions, after-tax)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(300)	(400)
	50 basis point parallel decrease in interest rates across the entire yield curve	(100)	(100)
	50 basis point parallel increase in interest rates across the entire yield curve	50	50
	100 basis point parallel increase in interest rates across the entire yield curve	50	100
Equity Markets	25% decrease across all equity markets	(350)	(250)
	10% decrease across all equity markets	(100)	(50)
	10% increase across all equity markets	100	50
	25% increase across all equity markets	300	150
	1% reduction in assumed future equity and real estate returns	(420)	(380)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(35)	(30)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(115)	(105)
Morbidity	5% adverse change in the best estimate assumption	(140)	(150)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(245)	(240)
	10% increase in the termination rate – where more terminations would be financially adverse	(120)	(100)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(180)	(155)

Fair Value of Financial Assets and Liabilities

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of

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OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, and location of each property. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and taking into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in income. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B of our Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 to our 2015 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 to our 2015 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $142 million and $1,097 million for the year ended December 31, 2015, respectively, compared to $82 million and $928 million, respectively, for the year ended December 31, 2014. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a loss of $13 million as at December 31, 2015 compared to a gain of $34 million as at December 31, 2014.

84 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Additional information on the fair value measurement of investments can be found in Note 5 of our 2015 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2015 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

No impairment charges were recognized in 2015. We had a carrying value of $4.6 billion in goodwill as at December 31, 2015. Additional information on goodwill can be found in Note 10 of our 2015 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. Impairment charges of $4 million were recognized in 2015.

As at December 31, 2015 our finite life intangible assets had a carrying value of $806 million, which reflected the value of the field force, asset administration contracts, and client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, and Bentall Kennedy acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $673 million as at December 31, 2015. The value of the indefinite life intangible assets reflected fund management contracts of MFS and Bentall Kennedy.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31,

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2015, our net deferred tax asset in the Consolidated Statements of Financial Position was $967 million, primarily in the U.S. and Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2015, there are no active members in the U.K. and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligation.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 26 of our 2015 Annual Consolidated Financial Statements.

Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2015 Annual Consolidated Financial Statements.

New and Amended International Financial Reporting Standards Adopted in 2015

We have adopted a narrow-scope amendment to IAS 19 Employee Benefits in the current year. Refer to Note 2 of our 2015 Annual Consolidated Financial Statements for details of this change.

New and Amended International Financial Reporting Standards to be Adopted in 2016

Several amended IFRS were issued by the IASB that are effective for annual periods beginning on or after January 1, 2016, and are expected to be adopted by us in 2016. These include amendments to IFRS 11 Joint Arrangements, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, the standards amended by Annual Improvements to IFRSs 2012-2014 Cycle and Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28). Refer to Note 2 of our 2015 Annual Consolidated Financial Statements for details of these changes.

In December 2014, Disclosure Initiative was issued, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. The amendments also require separate disclosure of other comprehensive income attributable to joint ventures and associates, classified by nature. These amendments are effective for annual periods beginning on or after January 1, 2016. We will provide this disclosure in our 2016 Consolidated Financial Statements.

New and Amended International Financial Reporting Standards to be Adopted in 2017 or Later

The following new standards were issued by the IASB and are expected to be adopted by us in 2017 or later.

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. In September 2015, the IASB deferred the effective date of IFRS 15 from January 1, 2017 to annual periods beginning on or after January 1, 2018. IFRS 15 is to be applied retrospectively, or on a modified retrospective basis. Insurance and investment contracts are not in the scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

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In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. In December 2015, the IASB published an exposure draft that proposes amendments to IFRS 4 Insurance Contracts (“IFRS 4”), which will allow insurance entities to be temporarily exempt from applying IFRS 9 if certain conditions are met. The IASB is currently developing a standard that will replace IFRS 4 and the proposed amendments will provide an option for certain insurers to be temporarily exempt from applying IFRS 9 until the earlier of the effective date of the replacement standard for IFRS 4 and 2021. We are currently assessing the impact the adoption of these standards will have on our Consolidated Financial Statements.

In September 2014, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was issued, which amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. These amendments provide guidance on the accounting for a sale or contribution of assets or businesses between an investor and its associate or joint venture. In December 2015, the IASB deferred the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

In January 2016, IFRS 16 Leases (“IFRS 16”) was issued, which replaces IAS 17 Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions that include leases of 12 months or less. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In January 2016, IASB issued narrow-scope amendments to IAS 12 Income Taxes. The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The amendments are to be applied retrospectively, with certain relief available upon transition. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In January 2016, Disclosure Initiative (Amendments to IAS 7) was issued, which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, to be applied prospectively. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Future Accounting Changes

In June 2013, the IASB issued its second exposure draft on Insurance Contracts, the replacement standard for IFRS 4. The IASB continued its deliberations on the comments received on this exposure draft during 2015 and we continue to monitor the developments related to this new standard. The IASB expects to complete its deliberations in 2016 and issue a final standard later that year. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard, and not before 2020.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and CEO, Executive Vice-President and CFO, and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2015, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2015.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2015, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2015.

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Our internal control over financial reporting, as of December 31, 2015, has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2015. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2015.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2015 and ended December 31, 2015 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 24 of our 2015 Annual Consolidated Financial Statements.

88 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis